Exhibit 99.1

Interim Report
for the three and nine months ended September 30, 2015

BOARD OF DIRECTORS

Chairman John Elkann (3)

Chief Executive Officer Sergio Marchionne

Directors Andrea Agnelli Tiberto Brandolini d'Adda Glenn Earle (1) Valerie A. Mars (1) (2) Ruth J. Simmons (3) Ronald L. Thompson (1) Patience Wheatcroft (1) (3) Stephen M. Wolf (2) Ermenegildo Zegna (2)

Independent Auditor Reconta Ernst & Young S.p.A.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Governance and Sustainability Committee.

CERTAIN DEFINED TERMS
In this document, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA .

INTRODUCTION
The Interim Report for the three and nine months ended September 30, 2015 has been prepared in accordance with both the requirements of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union as well as IAS 34 – Interim Financial Reporting. The accounting principles applied in the Interim Condensed Consolidated Financial Statements are consistent with those used for the preparation of the Consolidated Financial Statements at December 31, 2014, except as otherwise stated in “New standards and amendments effective from January 1, 2015” in the Notes to the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
The Group's financial information is presented in Euro except that, in some instances, information in U.S. Dollars is provided in the Interim Condensed Consolidated Financial Statements and information included elsewhere in this Interim Report. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,”, “Dollars”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
This Interim Report is unaudited.

Forward-Looking Statements
This document, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “remain,” “on track,” “design,”“target,” “objective,” “goal,” “forecast,” “projection,” “outlook,” “prospects,” “plan,” “intend,” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group's current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group's ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group's ability to expand certain of the Group's brands internationally; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; the Group's ability to integrate its operations; potential shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulations; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to achieve the benefits expected from the proposed separation of Ferrari; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this Interim Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”), Borsa Italiana S.p.A.and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

For the nine months ended September 30,			For the three months ended September 30,
2015	2014	(€ million, except per share data)	2015	2014
83,092	69,006	Net revenues	27,468	23,553
2,500	2,157	EBIT	360	926
6,745	5,756	EBITDA(1)	1,783	2,166
3,628	2,591	Adjusted EBIT(2)	1,303	968
647	647	Profit/(loss) before taxes	(260)	415
126	212	Net profit/(loss)	(299)	188
		Net profit/(loss) attributable to:
92	160	Owners of the parent	(306)	174
34	52	Non-controlling interest	7	14
0.061	0.132	Basic earnings/(loss) per ordinary share(3)	(0.202)	0.143
0.061	0.130	Diluted earnings/(loss) per ordinary share(3)	(0.202)	0.142

(1)	EBIT plus Depreciation and Amortization.

(2)
Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Refer to the Group Results section below for further discussion on Adjusted EBIT.

(3)	Note 9 to the Interim Condensed Consolidated Financial Statements provides additional information on the calculation of basic and diluted earnings/(loss) per share.

	At September 30, 2015	At December 31, 2014
Net Debt	(10,262)	(10,849)
Of which: Net industrial debt	(7,845)	(7,654)
Total equity	14,554	13,738
Equity attributable to owners of the parent	14,197	13,425
Number of employees at period end	238,634	232,165

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles, or non-GAAP, financial measures: Net Debt, Net Industrial Debt, Adjusted EBIT, EBITDA and certain information provided at constant currency.

We believe these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. We believe these measures allow management to view operating trends, perform analytical comparisons, benchmark performance between periods and among our segments, as well as make decisions regarding future spending, resource allocations and other operational decisions.

These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

Net Industrial Debt - Refer to the Liquidity and Capital Resources section below for further discussion.

Adjusted EBIT - calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Refer to the Group Results section below for further discussion and refer to Note 24 in the accompanying Interim Condensed Consolidated Financial Statements for a reconciliation of Adjusted EBIT to EBIT.

Constant Currency Information - The discussion within Group Results includes information about our results at constant currency. We calculate constant currency by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated in order to eliminate the impact of foreign exchange rate fluctuations on the translation from local currency to our Euro reporting currency.

Group Results
The following is a discussion of the results of operations for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014. The discussion of certain line items (Cost of sales, Selling, general and administrative costs and Research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented to facilitate comparisons of the related periods.
The Group is no longer presenting the separate line item Other unusual income/(expenses) on the Consolidated Income Statements. All amounts previously reported within the Other unusual income/(expenses) line item have been reclassified into the appropriate line item within the Consolidated Income Statements based upon the nature of the transaction. For the nine months ended September 30, 2014, of the total €405 million previously presented as Other unusual income/(expenses), €98 million related to the remeasurement of our VEF denominated net monetary assets and was reclassified to Cost of sales. In addition, a net €272 million was reclassified to Other income/(expense), which included the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US in January 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.
Three months ended September 30, 2015 compared to the three months ended September 30, 2014

(€ million)	For the three months ended September 30,
	2015	2014
Net revenues	27,468	23,553
Cost of sales	24,493	20,360
Selling, general and administrative costs	1,896	1,732
Research and development costs	749	598
Result from investments	25	36
Gains on the disposal of investments	—	3
Restructuring costs	13	15
Other income/(expenses)	18	39
EBIT	360	926
Net financial expenses	620	511
Profit/(loss) before taxes	(260)	415
Tax expense	39	227
Net profit/(loss)	(299)	188
Net profit/(loss) attributable to:
Owners of the parent	(306)	174
Non-controlling interest	7	14

Net revenues

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net revenues	27,468	23,553	3,915	16.6%
Net revenues for the three months ended September 30, 2015 were €27.5 billion, reflecting an increase of €3.9 billion, or 16.6 percent (6.0 percent at constant currency), from €23.6 billion for the three months ended September 30, 2014.
The increase in Net revenues was primarily attributable to (i) a €4.6 billion increase in NAFTA Net revenues related to an increase in shipments and favorable foreign currency translation effects (ii) a €0.5 billion increase in EMEA mainly attributable to an increase in shipments, favorable product mix and improved net pricing (iii) an increase of €0.3 billion in Components, and was partially offset by (iv) a decrease of €0.6 billion in LATAM which was attributable to the combined effect of lower vehicle shipments resulting from poor trading conditions in the region's principal markets, which were partially offset by favorable product mix and improved net pricing and (v) a decrease of €0.7 billion in APAC primarily related to the decrease in volume that resulted from strong competition in China, the disruption in shipments from the explosions at the Port of Tianjin as described below and reduced shipments in Australia.
On August 12, 2015, a series of explosions which occurred at a container storage station at the Port of Tianjin, China, impacted several storage areas containing approximately 25,000 FCA branded vehicles of which approximately 13,300 are owned by FCA and approximately 11,400 vehicles were previously sold to our distributor. As a result of the explosions, nearly all of the vehicles at the Port of Tianjin were affected and some were destroyed. During the three months ended September 30, 2015, €89 million was recorded as a reduction to Net revenues that related to incremental incentives for vehicles affected by the explosions, which has been excluded from Adjusted EBIT.
See — Results by Segment below for a detailed discussion of Net revenues by segment.

Cost of sales

	For the three months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Cost of sales	24,493	89.2%	20,360	86.4%	4,133	20.3%
Cost of sales for the three months ended September 30, 2015 was €24.5 billion, reflecting an increase of €4.1 billion, or 20.3 percent (9.1 percent at constant currency), from €20.4 billion for the three months ended September 30, 2014. As a percentage of Net revenues, Cost of sales was 89.2 percent for the three months ended September 30, 2015 compared to 86.4 percent for the three months ended September 30, 2014.
The increase in Cost of sales was primarily due to the combination of (i) a €0.7 billion increase related to increased volume primarily in the NAFTA, EMEA and Components segments, which was partially offset by a reduction in volume in LATAM and APAC (ii) a €0.4 billion increase related to product mix, (ii) the increase in warranty expense in NAFTA as described below (iii) higher input cost inflation and Pernambuco start-up costs and (iv) foreign currency translation effects of €2.3 billion primarily related to the strengthening of the U.S. Dollar, which were partially offset by purchasing efficiencies.

  Given recent increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S and Canada, an additional actuarial analysis, that gives greater weight to the more recent calendar year trends in recall campaign experience, has been added to the adequacy assessment to estimate future recall costs. This reassessment resulted in a change in estimate for the campaign accrual of €761 million for the U.S. and Canada for estimated future recall campaign costs for vehicles sold in prior periods, which has been excluded from Adjusted EBIT. In addition, and in connection with this reassessment, we recorded a €65 million charge related to the increase in the accrual rate per vehicle for vehicles sold during the three months ended September 30, 2015, which is included in Adjusted EBIT.
In addition, €53 million related to the write-down of inventory to the estimated net realizable value for vehicles affected by the explosions at the Port of Tianjin was recorded within Cost of Sales for the three months ended September 30, 2015 and has been excluded from Adjusted EBIT.
Selling, general and administrative costs

	For the three months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Selling, general and administrative costs	1,896	6.9%	1,732	7.4%	164	9.5%
Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 45 and 43 percent of total Selling, general and administrative costs for the three months ended September 30, 2015 and 2014, respectively.
Selling, general and administrative costs for the three months ended September 30, 2015 were €1.9 billion, reflecting an increase of €0.2 billion, or 9.5 percent (1.6 percent at constant currency), from €1.7 billion for the three months ended September 30, 2014. As a percentage of Net revenues, Selling, general and administrative costs were 6.9 percent in the three months ended September 30, 2015 compared to 7.4 percent in the three months ended September 30, 2014.
The increase in Selling, general and administrative costs was primarily due to foreign currency translation effects resulting from the strengthening of the U.S. Dollar against the Euro and by advertising costs in EMEA to support the all-new Fiat 500X and the all-new 2015 Jeep Renegade.
Research and development costs

	For the three months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Research and development costs expensed during the year	418	1.5%	321	1.4%	97	30.2%
Amortization of capitalized development costs	331	1.2%	275	1.2%	56	20.4%
Write-off of costs previously capitalized	—	n.m.(1)	2	n.m.(1)	(2)	(100.0)%
Research and development costs	749	2.7%	598	2.5%	151	25.3%
__________________________
(1) Number is not meaningful.
Research and development costs for the three months ended September 30, 2015 were €749 million, reflecting an increase of €151 million, or 25.3 percent, from €598 million for the three months ended September 30, 2014. At constant currency, there was an increase of €94 million or 15.7 percent. As a percentage of Net revenues, Research and development costs were 2.7 percent for the three months ended September 30, 2015 and 2.5 percent for the three months ended September 30, 2014. Total Research and development costs expensed in the three months ended September 30, 2015 increased by €97 million, largely attributable to continued research to support the development of new and existing vehicles.

Total expenditures on research and development amounted to €1,027 million for the three months ended September 30, 2015, reflecting an increase of 19.8 percent, from €857 million, for the three months ended September 30, 2014. Development costs capitalized were €609 million (59.3 percent of total expenditures on research and development) for the three months ended September 30, 2015, as compared to €536 million (62.5 percent of total expenditures on research and development) for the three months ended September 30, 2014.
Result from investments

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Result from investments	25	36	(11)	(30.6)%
Result from investments for the three months ended September 30, 2015 was €25 million, which was a decrease of €11 million, or 30.6 percent, from €36 million for the three months ended September 30, 2014. The decrease in Result from investments was primarily attributable to losses incurred in RCS MediaGroup and GAC Fiat Chrysler Automobiles Co. Ltd., partly offset by improved results of FCA Bank S.p.A. (“FCA Bank”) and Tofas-Turk Otomobil Fabrikasi A.S.(“Tofas”).
EBIT

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
EBIT	360	926	(566)	(61.1)%
EBIT for the three months ended September 30, 2015 was €360 million, which reflected a decrease of €566 million, or 61.1 percent, from €926 million for the three months ended September 30, 2014. The decrease was primarily due to a charge of €761 million related to the change in estimate for future recall campaign costs in the U.S. and Canada for vehicles sold in prior periods and a €65 million charge related to the increase in the accrual rate per vehicle for vehicles sold during the three months ended September 30, 2015 (as described above) as well as €142 million recognized for vehicles that were affected by the explosions at the Port of Tianjin for the write-down of inventory to the estimated net realizable value (€53 million) and incremental incentives recorded as a reduction to Net revenues (€89 million). The effect of these items was partially offset by otherwise strong performance in NAFTA and improved results in EMEA, Ferrari and Components as discussed in the section Results by Segment below.
Adjusted EBIT

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Adjusted EBIT	1,303	968	335	34.6%
Adjusted EBIT increased by €335 million to €1,303 million, or 34.6 percent (€143 million or 14.8 percent at constant currency) due to the combined effect of (i) the strong performance in NAFTA primarily driven by higher volumes, improved mix and pricing as well as positive translation impacts related to the strengthening U.S. Dollar, partly offset by an increase in recall accrual rates and product costs for vehicle content enhancements, net of purchasing efficiencies (ii) continued improvement in EMEA, primarily attributable to volume increase, a more favorable product mix and improved net pricing, which was partially offset by an increase in advertising costs (iii) increased volumes in Ferrari and Components, (iv) a decrease in LATAM, primarily related to lower volumes due to the poor market conditions, which was partially offset by favorable net pricing and favorable product mix mainly attributable to the all-new 2015 Jeep Renegade, (v) a decrease in APAC as a result of lower volumes due to strong competition from local producers in China, the disruption in shipments from the explosions at the Port of Tianjin and reduced shipments in Australia due to pricing actions, as well as negative foreign exchange effects and (vi) a decrease in Maserati primarily as a result of lower volumes, unfavorable mix and an increase in industrial costs which included the start-up costs for the Levante, the new sports utility vehicle ("SUV") model that will be launched in 2016.

Net financial expenses

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net financial expenses	620	511	109	21.3%
Net financial expenses for the three months ended September 30, 2015 were €620 million, reflecting an increase of €109 million, or 21.3 percent (23.5 percent at constant currency), from €511 million for the three months ended September 30, 2014. The increase was mainly attributable to higher debt levels and interest rates in Brazil. The increase was partially offset by interest cost savings resulting from the reduction in overall gross debt and refinancing actions during the three months ended June 30, 2015, which included the unsecured senior debt securities issued by FCA and the prepayment of FCA US's 8% secured senior notes due June 15, 2019.
Tax expense

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Tax expense	39	227	(188)	(82.8)%
Tax expense for the three months ended September 30, 2015 was €39 million, reflecting a decrease of €188 million, or 82.8 percent from €227 million for the three months ended September 30, 2014 mainly due to decreased profit before tax which was partially offset by tax losses in jurisdictions where we do not record benefits on tax losses.

Nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

(€ million)	For the nine months ended September 30,
	2015	2014
Net revenues	83,092	69,006
Cost of sales	72,551	59,790
Selling, general and administrative costs	5,879	5,184
Research and development costs	2,208	1,825
Result from investments	120	105
Gains on the disposal of investments	—	11
Restructuring costs	25	23
Other income/(expenses)	(49)	(143)
EBIT	2,500	2,157
Net financial expenses	1,853	1,510
Profit/(loss) before taxes	647	647
Tax expense	521	435
Net profit/(loss)	126	212
Net profit/(loss) attributable to:
Owners of the parent	92	160
Non-controlling interest	34	52

Net revenues

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net revenues	83,092	69,006	14,086	20.4%
Net revenues for the nine months ended September 30, 2015 were €83.1 billion, reflecting an increase of €14.1 billion, or 20.4 percent (6.7 percent at constant currency), from €69.0 billion for the nine months ended September 30, 2014.
The increase in Net revenues was primarily attributable to (i) a €13.9 billion increase in NAFTA related to an increase in shipments, improved net pricing and favorable foreign currency translation effects (ii) a €1.7 billion increase in EMEA mainly attributable to an increase in shipments, improved net pricing and favorable product mix, (iii) an increase of €1.1 billion in Components, and was partially offset by (iv) a decrease of €1.4 billion in LATAM that was attributable to the effect of lower vehicle shipments resulting from poor trading conditions in the region's principal markets that was partially offset by positive pricing and favorable product mix primarily related to the all-new 2015 Jeep Renegade (v) a decrease of €0.7 billion in APAC which was primarily attributable to lower volumes driven by strong competition in China and the disruption in shipments from the explosions at the Port of Tianjin as well as the €89 million of incremental incentives recorded as a reduction to Net revenues for vehicles affected by the explosions (described above) and (vi) a decrease of €0.4 billion in Maserati primarily resulting from lower volumes, due to weaker segment demand in the U.S. and China, as well as unfavorable mix.
See — Results by Segment below for a detailed discussion of Net revenues by segment.
Cost of sales

	For the nine months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Cost of sales	72,551	87.3%	59,790	86.6%	12,761	21.3%
Cost of sales for the nine months ended September 30, 2015 was €72.6 billion, reflecting an increase of €12.8 billion, or 21.3 percent (7.4 percent at constant currency), from €59.8 billion for the nine months ended September 30, 2014. As a percentage of Net revenues, Cost of sales was 87.3 percent for the nine months ended September 30, 2015 compared to 86.6 percent for the nine months ended September 30, 2014.
The increase in Cost of sales was primarily due to the combination of (i) a €3.6 billion increase related to both increased volumes in the NAFTA, EMEA and Components segments, partially offset by a reduction in volume in LATAM and APAC, and improved product mix (ii) the change in estimate for the campaign accrual of €761 million for the U.S. and Canada for estimated future recall campaign costs for vehicles sold in prior periods, which has been excluded from Adjusted EBIT as well as the €65 million charge related to the increase in the accrual rate per vehicle for vehicles sold during the three months ended September 30, 2015, which is included in Adjusted EBIT (iii) higher input cost inflation and Pernambuco start-up costs and (iv) foreign currency translation effects of €8.3 billion primarily related to the strengthening of the U.S. Dollar.
Cost of sales for the nine months ended September 30, 2015 also included the €53 million related to the write-down of inventory to the estimated net realizable value for vehicles affected by the explosions at the Port of Tianjin (described above) and the total €80 million charge resulting from the adoption of the SIMADI exchange rate at June 30, 2015 due to the continuing deterioration of the economic conditions in Venezuela (€53 million) and the write-down of inventory in Venezuela to the lower of cost or net realizable value (€27 million) as, due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation as described in more detail in the Results by Segment - LATAM section below. These costs described above were excluded from Adjusted EBIT for the nine months ended September 30, 2015.
For the nine months ended September 30, 2014, Cost of Sales included €98 million related to the Group's use of the SICAD I rate to remeasure our VEF denominated net monetary assets, which was excluded from Adjusted EBIT.

Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Selling, general and administrative costs	5,879	7.1%	5,184	7.5%	695	13.4%
Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 46 percent of total Selling, general and administrative costs for the nine months ended September 30, 2015 and 44 percent for the nine months ended September 30, 2014.
Selling, general and administrative costs for the nine months ended September 30, 2015 were €5.9 billion, reflecting an increase of €0.7 billion, or 13.4 percent (2.7 percent at constant currency), from €5.2 billion for the nine months ended September 30, 2014. As a percentage of Net revenues, Selling, general and administrative costs were 7.1 percent in the nine months ended September 30, 2015 compared to 7.5 percent in the nine months ended September 30, 2014.
The increase in Selling, general and administrative costs was due to (i) foreign currency translation of €0.6 billion, primarily resulting from the strengthening of the U.S. Dollar against the Euro (ii) an increase in advertising expenses for the EMEA and NAFTA segments for new product launches, which were partially offset by lower marketing expenses in APAC and Maserati and (iii) launch costs related to the all-new 2015 Jeep Renegade and start-up costs for the Pernambuco plant in the LATAM segment.
Research and development costs

	For the nine months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Research and development costs expensed	1,227	1.5%	1,027	1.5%	200	19.5%
Amortization of capitalized development costs	979	1.2%	781	1.1%	198	25.4%
Write-off of costs previously capitalized	2	n.m.(1)	17	n.m.(1)	(15)	(88.2)%
Research and development costs	2,208	2.7%	1,825	2.6%	383	21.0%
__________________________
(1) Number is not meaningful.
Research and development costs for the nine months ended September 30, 2015 were €2.2 billion, reflecting an increase of €0.4 billion, or 21.0 percent (€0.2 billion or 9.6 percent at constant currency), from €1.8 billion for the nine months ended September 30, 2014. As a percentage of Net revenues, Research and development costs were 2.7 percent for the nine months ended September 30, 2015 and 2.6 percent for the nine months ended September 30, 2014. Total research and development costs expensed in the nine months ended September 30, 2015 increased by €0.2 billion, largely attributable to continued research to support the development of new and existing vehicles.
The increase in amortization of capitalized development costs was mainly attributable to the launch of new products primarily related to the NAFTA segment driven by the all-new 2015 Jeep Renegade, the Dodge Challenger and the 2015 Chrysler 300, as well as the EMEA segment driven by the all-new 2015 Fiat 500X.
Total expenditures on research and development amounted to €3.1 billion for the nine months ended September 30, 2015, reflecting an increase of 22.9 percent, from €2.5 billion, for the nine months ended September 30, 2014, which is in line with the Group's product development established in the 2014-2018 business plan. Development costs capitalized were €1.9 billion (60.8 percent of total expenditures on research and development) for the nine months ended September 30, 2015, as compared to €1.5 billion (59.7 percent of total expenditures on research and development) for the nine months ended September 30, 2014.

Result from investments

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Result from investments	120	105	15	14.3%
Result from investments for the nine months ended September 30, 2015 was €120 million, reflecting an increase of €15 million, or 14.3 percent, from €105 million for the nine months ended September 30, 2014. The increase in Result from investments was primarily attributable to improved results of FCA Bank and Tofas.
Other income/(expenses)

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Other income/(expenses)	(49)	(143)	(94)	(65.7)%
Other expenses, net for the nine months ended September 30, 2015 amounted to €49 million, as compared to €143 million for the nine months ended September 30, 2014.
For the nine months ended September 30, 2015, Other expenses, net included an €81 million charge resulting from a consent order agreed with NHTSA on July 24, 2015, (the “Consent Order”) which resolved the issues raised by NHTSA with respect to FCA US's execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates.
For the nine months ended September 30, 2014, Other expenses, net primarily related to the €495 million expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US in January 2014, which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining equity interest in FCA US previously not owned. There were no other items that were individually material.
EBIT

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
EBIT	2,500	2,157	343	15.9%
EBIT for the nine months ended September 30, 2015 was €2.5 billion, reflecting an increase of €343 million, or 15.9 percent, from €2.2 billion for the nine months ended September 30, 2014. The increase was primarily driven by (i) strong performance in NAFTA reflecting an increase of €1,240 million that was principally driven by increased volumes, which was partially offset by the €761 million related to the change in estimate for future recall campaign costs for vehicles sold in the period as described above, as well as the €81 million charge resulting from the Consent Order entered into by FCA US with NHTSA (ii) continued improvement in EMEA resulting in an increase of €243 million (iii) a €94 million increase in Components (iv) an increase of €85 million in Ferrari, and was partially offset by (v) lower results in APAC of €525 million which included the total €142 million recorded for the write-down of inventory and incremental incentives for vehicles affected by the explosions at the Port of Tianjin (vi) a decrease of €277 million in LATAM including the €80 million charge related to the adoption of the Venezuelan government's SIMADI exchange rate at June 30, 2015 and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela (described in more detail in the Results by Segment - LATAM section below) and (vii) a decrease of €122 million in Maserati. The year over year results also reflect a positive translation impact from the strengthening of the U.S. Dollar, which was partially offset by negative foreign currency transactional impacts.

For the nine months ended September 30, 2014, EBIT included the €495 million charge connected with the execution of the MOU with the UAW entered into by FCA US in January 2014, the €98 million charge resulting from the remeasurement of our VEF denominated net monetary assets and the €15 million cost related to the resignation of the former Ferrari chairman. These costs were partially offset by the non-taxable gain of €223 million on the fair value remeasurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned.
Adjusted EBIT

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Adjusted EBIT	3,628	2,591	1,037	40.0%
Adjusted EBIT increased by €1.0 billion due to the combined effect of (i) sustained strong performance in NAFTA primarily as a result of higher volumes, positive net pricing, favorable foreign currency translation impacts from the strengthening U.S. Dollar, which was partially offset by increased warranty costs (ii) continued improvement in EMEA, primarily attributable to volume increase, favorable product mix and positive pricing (iii) increased volumes in Ferrari and Components (iv) a decrease in LATAM, reflecting lower volumes due to the poor market conditions in Brazil and Argentina and Pernambuco start-up costs, partially offset by favorable net pricing and product mix (v) a decrease in APAC mainly due to reduced volumes as a result of strong competition in China, the disruption in shipments from the explosions at the Port of Tianjin, increased incentives and foreign exchange effects and (vi) a decrease in Maserati primarily as a result of lower volumes and unfavorable mix.
Net financial expenses

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net financial expenses	1,853	1,510	343	22.7%
Net financial expenses for the nine months ended September 30, 2015 were €1,853 million, reflecting an increase of €343 million, or 22.7 percent (17.0 percent at constant currency), from €1,510 million for the nine months ended September 30, 2014. The increase was primarily due to higher debt levels in LATAM mainly related to the development of our Pernambuco plant and unfavorable foreign currency translation effects, and was partially offset by interest cost savings resulting from the reduction in overall gross debt.
Tax expense

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Tax expense	521	435	86	19.8%
Tax expense for the nine months ended September 30, 2015 was €521 million, compared to €435 million for the nine months ended September 30, 2014.
The €86 million increase was primarily related to lower one-off discrete benefits during the nine months ended September 30, 2015 as compared to 2014, partially offset by an increase in non-taxable incentives. Profit before tax for the nine months ended September 30, 2014 included certain discrete items including the non-taxable gain related to the fair value remeasurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no significant one-off discrete items during the nine months ended September 30, 2015.

Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment for the three and nine months ended September 30, 2015 and 2014.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	For the three months ended September 30, 2015
	2015	2014	2015	2014	2015	2014
NAFTA	17,704	13,134	1,186	554	685	613
LATAM	1,515	2,162	28	62	140	202
APAC	842	1,578	(83)	169	30	55
EMEA	4,611	4,080	20	(59)	250	218
Ferrari	723	662	140	104	2	2
Maserati	516	652	12	90	7	9
Components	2,348	2,086	98	59	—	—
Other activities	213	200	(48)	(8)	—	—
Unallocated items & adjustments(1)	(1,004)	(1,001)	(50)	(3)	—	—
Total	27,468	23,553	1,303	968	1,114	1,099
__________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	For the nine months ended September 30, 2015
	2015	2014	2015	2014	2015	2014
NAFTA	51,067	37,124	3,114	1,529	1,995	1,825
LATAM	4,917	6,315	(116)	169	413	610
APAC	3,877	4,597	29	414	123	163
EMEA	14,765	13,031	102	(131)	843	763
Ferrari	2,110	2,011	364	289	6	6
Maserati	1,649	2,039	91	210	22	26
Components	7,332	6,240	262	172	—	—
Other activities	621	602	(109)	(49)	—	—
Unallocated items & adjustments(1)	(3,246)	(2,953)	(109)	(12)	—	—
Total	83,092	69,006	3,628	2,591	3,402	3,393
__________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation.

Car Mass-Market
NAFTA

	For the three months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	17,704	100.0%	13,134	100.0%	4,570	34.8%
Adjusted EBIT	1,186	6.7%	554	4.2%	632	114.1%
Shipments	685	—	613	—	72	11.7%

	For the nine months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	51,067	100.0%	37,124	100.0%	13,943	37.6%
Adjusted EBIT	3,114	6.1%	1,529	4.1%	1,585	103.7%
Shipments	1,995	—	1,825	—	170	9.3%

Three months ended September 30, 2015
Net revenues

NAFTA Net revenues for the three months ended September 30, 2015 were €17.7 billion, reflecting an increase of €4.6 billion, or 34.8 percent (15.1 percent at constant currency) from €13.1 billion for the three months ended September 30, 2014. The total increase was primarily attributable to (i) €1.6 billion related to the increase in volume and (ii) favorable foreign currency translation effects of €2.6 billion.
The 11.7 percent increase in vehicle shipments from 613 thousand units for the three months ended September 30, 2014 to 685 thousand units for the three months ended September 30, 2015 was largely driven by the growth in the Jeep brand, including the all-new 2015 Jeep Renegade.

Adjusted EBIT

NAFTA Adjusted EBIT for the three months ended September 30, 2015 was €1,186 million, reflecting an increase of €632 million, or 114.1 percent, from €554 million for the three months ended September 30, 2014.
The increase in NAFTA Adjusted EBIT was attributable to (i) an increase in volume and improved mix of €479 million, driven by the increase in shipments described above (ii) an increase of €137 million due to positive pricing actions and dealer discount reduction (iii) an increase of €190 million related to favorable foreign currency translation, and was partially offset by (iv) an increase of €214 million in industrial costs including the increased warranty costs that reflect the current regulatory and recall environment as described below, and an increase in product costs for vehicle content enhancements on new models, net of purchasing efficiencies.
Given recent increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S and Canada, an additional actuarial analysis that gives greater weight to the more recent calendar year trends in recall campaign experience has been added to the adequacy assessment to estimate future recall costs.  This reassessment resulted in a change in estimate for the campaign accrual of €761 million for the U.S. and Canada for estimated future recall campaign costs for vehicles sold in prior periods, which has been excluded from Adjusted EBIT for the three months ended September 30, 2015. In addition, and in connection with this reassessment, we recorded a €65 million charge related to the increase in the accrual rate per vehicle for vehicles sold during the three months ended September 30, 2015, which is included in Adjusted EBIT for the three months ended September 30, 2015.

Nine months ended September 30, 2015
Net revenues

NAFTA Net revenues for the nine months ended September 30, 2015 were €51.1 billion, reflecting an increase of €13.9 billion, or 37.6 percent (14.8 percent at constant currency) from €37.1 billion for the nine months ended September 30, 2014. The total increase was primarily attributable to (i) €4.1 billion related to increased volume (ii) favorable net pricing of €0.7 billion, including dealer discount reductions and pricing for enhanced content and (iii) favorable foreign currency translation effects of €8.5 billion.
The 9.3 percent increase in vehicle shipments from 1,825 thousand units for the nine months ended September 30, 2014 to 1,995 thousand units for the nine months ended September 30, 2015, was driven by increased demand of the Group's vehicles in the retail market, notably the Jeep brand, including the all-new 2015 Jeep Renegade and Jeep Cherokee.

Adjusted EBIT
NAFTA Adjusted EBIT for the nine months ended September 30, 2015 was €3.1 billion, reflecting an increase of €1.6 billion, or 103.7 percent, from €1.5 billion for the nine months ended September 30, 2014.
The increase in NAFTA Adjusted EBIT was attributable to (i) an impact of €806 million related to the increase in volumes as described above and favorable mix (ii) an increase of €695 million due to favorable net pricing which includes dealer discount reduction and (iii) an increase of €560 million mostly related to positive foreign currency translation effects, partially offset by (iv) an increase in industrial costs of €459 million, which included the €65 million charge related to the change in estimate for future recall campaign costs for vehicles sold during the three months ended September 30, 2015, as well as higher product costs for content enhancements on new models, which were partially offset by purchasing efficiencies.
For the nine months ended September 30, 2015, Adjusted EBIT excluded the €761 million adjustment related to the change in estimate of future recall campaign costs for vehicles sold in prior periods and also excluded the €81 million charge related to the Consent Order agreed with NHTSA.
For the nine months ended September 30, 2014, Adjusted EBIT excluded the €495 million charge connected with the execution of the MOU with the UAW entered into by FCA US in January 2014.

LATAM

	For the three months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	1,515	100.0%	2,162	100.0%	(647)	(29.9)%
Adjusted EBIT	28	1.8%	62	2.9%	(34)	(54.8)%
Shipments	140	—	202	—	(62)	(30.7)%

	For the nine months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	4,917	100.0%	6,315	100.0%	(1,398)	(22.1)%
Adjusted EBIT	(116)	(2.4)%	169	2.7%	(285)	n.m.(1)
Shipments	413	—	610	—	(197)	(32.3)%
__________________________
(1) Number is not meaningful.

Three months ended September 30, 2015
Net revenues
LATAM Net revenues for the three months ended September 30, 2015 were €1.5 billion, reflecting a decrease of €0.6 billion, or 29.9 percent (14.6 percent lower at constant currency), from €2.2 billion for the three months ended September 30, 2014. The total decrease was primarily attributable to (i) lower shipments reflecting continued macroeconomic weakness, particularly in Brazil and continued import restrictions in Argentina, which was partially offset by (ii) favorable product mix primarily attributable to the all-new 2015 Jeep Renegade and (iii) favorable net pricing.
The Group remained the leader in Brazil for the three months ended September 30, 2015 with a 500 bps lead over the nearest competitor and with a market share of 19.8 percent.
Adjusted EBIT
LATAM Adjusted EBIT for the three months ended September 30, 2015 was €28 million, a decrease of €34 million, from €62 million for the three months ended September 30, 2014.
The decrease in LATAM Adjusted EBIT was primarily attributable to (i) a net decrease of €56 million mainly reflecting the decrease in shipments resulting from poor trading conditions in Brazil and Argentina, partially offset by favorable product mix driven by the all-new 2015 Jeep Renegade (ii) an increase in industrial costs of €67 million due to higher input cost inflation and start-up costs for the Pernambuco plant and (iii) favorable net pricing of €109 million, which partially offset the impacts of cost inflation.

Nine months ended September 30, 2015
Net revenues
LATAM Net revenues for the nine months ended September 30, 2015 were €4.9 billion, reflecting a decrease of €1.4 billion, or 22.1 percent (17.1 percent at constant currency), from €6.3 billion for the nine months ended September 30, 2014. The total decrease was primarily attributable to (i) a decrease of €1.6 billion driven by lower shipments, which were partially offset by (ii) favorable product mix of €0.3 billion largely attributable to the all-new 2015 Jeep Renegade and (iii) favorable net pricing of €0.3 billion.
The 32.3 percent decrease in vehicle shipments from 610 thousand units for the nine months ended September 30, 2014, to 413 thousand units for nine months ended September 30, 2015 reflected continued macroeconomic weakness in the region's principal markets, where Brazil continued the negative market trend started in 2012 and Argentina continued to be impacted by import restrictions and overall economic uncertainties.
Adjusted EBIT
LATAM Adjusted EBIT for the nine months ended September 30, 2015 was negative €116 million, reflecting a decrease of €285 million from €169 million for the nine months ended September 30, 2014.
The decrease in LATAM Adjusted EBIT was attributable to (i) a €265 million impact of a decrease in shipments in Brazil and Argentina, (ii) an increase in industrial costs of €298 million mainly attributable to start-up costs for the Pernambuco plant and higher input cost inflation (iii) an increase of €99 million in Selling, general and administrative costs primarily for the commercial launch of the all-new 2015 Jeep Renegade, partially offset by (iv) favorable net pricing of €325 million and (v) a €47 million impact for favorable product mix primarily from the all-new 2015 Jeep Renegade.
Adjusted EBIT for the nine months ended September 30, 2015 excluded the €80 million total charge resulting from the adoption of the SIMADI exchange rate at June 30, 2015 and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela as described below.
Adjusted EBIT for the nine months ended September 30, 2014 excluded the €98 million charge for the remeasurement of our net monetary assets in Venezuela resulting from our initial adoption of the SICAD I rate.
Venezuela

On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as the SIMADI exchange rate, with certain specified limitations on its usage by individuals and entities in the private sector. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 VEF to U.S. Dollar for individuals and entities in the private sector. In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the “SICAD”) with a rate starting at 12.0 VEF to U.S. Dollar. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela LLC's (“FCA Venezuela”) transactions to exchange VEF for U.S. Dollar and as such, it was deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollar for the first quarter 2015. Refer to our FCA Consolidated Financial Statements at December 31, 2014 for additional details regarding the SICAD I and SICAD II exchange rates.

Due to the continuing deterioration of the economic conditions in Venezuela, as of June 30, 2015 we came to believe it is unlikely that the majority of our future transactions to exchange VEF for U.S. Dollar will be at the SICAD rate. Rather, we have determined that the SIMADI exchange rate is the most appropriate rate to use as based on the volume of VEF to U.S. Dollar exchange transactions in Venezuela since the formation of SIMADI exchange rate as compared to the SICAD rate. As a result of adopting the SIMADI exchange rate at June 30, 2015, we recorded a remeasurement charge of €53 million on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela, at an exchange rate of 197.3 VEF to U.S. Dollar (by comparison, the SICAD rate is 12.8 VEF per U.S. Dollar at September 30, 2015). We also recorded a charge of €27 million to reduce inventory held in Venezuela to the lower of cost or net realizable value, as due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation. As of September 30, 2015, the SIMADI exchange rate of 199 VEF per U.S. Dollar did not result in the recording of material charges during the three months ended September 30, 2015. The total charge of €80 million was recorded within Cost of Sales during the nine months ended September 30, 2015.

In accordance with our use of the SICAD I rate, we recorded a charge of €98 million within Cost of Sales for the nine months ended September 30, 2014 related to the remeasurement of our VEF denominated net monetary assets.

As of September 30, 2015, we continue to control and therefore consolidate our Venezuelan operations.  We will continue to assess conditions in Venezuela, and if in the future we conclude that we no longer maintain control over our operations in Venezuela, we may incur a pre-tax charge of approximately €173 million using the current exchange rate of 199 VEF to USD. Refer to Note 25 in the accompanying Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information.

APAC

	For the three months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	842	100.0%	1,578	100.0%	(736)	(46.6)%
Adjusted EBIT	(83)	(9.9)%	169	10.7%	(252)	n.m.(1)
Shipments	30	—	55	—	(25)	(45.5)%
__________________________
(1) Number is not meaningful.

	For the nine months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	3,877	100.0%	4,597	100.0%	(720)	(15.7)%
Adjusted EBIT	29	0.7%	414	9.0%	(385)	(93.0)%
Shipments	123	—	163	—	(40)	(24.5)%

Three months ended September 30, 2015
Net revenues
APAC Net revenues for the three months ended September 30, 2015 were €0.8 billion as compared with €1.6 billion for the three months ended September 30, 2014 primarily as a result of lower shipments. The 45.5 percent decrease in shipments from 55 thousand units for the three months ended September 30, 2014 to 30 thousand units for the three months ended September 30, 2015, was due to decreased volumes as a result of strong competition from local producers in China, the disruption in shipments from the explosions at the Port of Tianjin and reduced shipments in Australia due to pricing actions.

Adjusted EBIT
APAC Adjusted EBIT for the three months ended September 30, 2015 was negative €83 million, reflecting a decrease of €252 million from €169 million for the three months ended September 30, 2014.
The decrease in APAC Adjusted EBIT was primarily attributable to (i) lower volumes as described above (ii) unfavorable net pricing primarily due to increased incentives in China, partially offset by (iii) a reduction in Selling, general and administrative costs primarily due to lower marketing spending.
APAC Adjusted EBIT during the three months ended September 30, 2015, excluded the €142 million charge for the write-down of inventory and incremental incentives for vehicles affected by the explosions at the Port of Tianjin.
Nine months ended September 30, 2015
Net revenues
APAC Net revenues for the nine months ended September 30, 2015 were €3.9 billion, reflecting a decrease of €0.7 billion or 15.7 percent from the nine months ended September 30, 2014 (26.4 percent lower at constant currency).
The 24.5 percent decrease in shipments from 163 thousand units for the nine months ended September 30, 2014 to 123 thousand units for the nine months ended September 30, 2015, was primarily due to challenging market conditions and competitive market actions from local producers in China as well as the disruption in shipments from the explosions at the Port of Tianjin.
Adjusted EBIT
APAC Adjusted EBIT for the nine months ended September 30, 2015 was €29 million, reflecting a decrease of €385 million, or 93.0 percent from €414 million for the nine months ended September 30, 2014.
The decrease in APAC Adjusted EBIT was primarily attributable to (i) the impact of lower volumes resulting from strong local competition in China and the blockage of shipments from the Port of Tianjin as a result of the explosions (ii) unfavorable net pricing primarily due to foreign currency effects for vehicle sales in Australia as well as increased incentives in China, partially offset by (iii) lower Selling, general and administrative costs mainly as a result of reduced marketing costs.

EMEA

	For the three months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	4,611	100.0%	4,080	100.0%	531	13.0%
Adjusted EBIT	20	0.4%	(59)	(1.4)	79	n.m.(1)
Shipments	250	—	218	—	32	14.7%
__________________________
(1) Number is not meaningful.

	For the nine months ended September 30,
(€ million, except shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	14,765	100.0%	13,031	100.0%	1,734	13.3%
Adjusted EBIT	102	0.7%	(131)	(1.0)%	233	n.m.(1)
Shipments	843	—	763	—	80	10.5%
__________________________
(1) Number is not meaningful.
Three months ended September 30, 2015
Net revenues
EMEA Net revenues for the three months ended September 30, 2015 were €4.6 billion, reflecting an increase of €0.5 billion, or 13.0 percent, from €4.1 billion for the three months ended September 30, 2014.
The €0.5 billion increase in EMEA Net revenues was mainly attributable to higher volumes and favorable product mix driven by the all-new 2015 Jeep Renegade and all-new Fiat 500X.
Adjusted EBIT
EMEA Adjusted EBIT for the three months ended September 30, 2015 was €20 million, an increase of €79 million from negative €59 million Adjusted EBIT for the three months ended September 30, 2014.
The increase in EMEA Adjusted EBIT was primarily attributable to (i) an impact of €86 million related to increased shipments and favorable product mix reflecting the continued success of the Fiat 500 family and Jeep brand, (ii) positive net pricing of €35 million primarily driven by positive foreign exchange transaction impacts, partially offset by (ii) a €30 million increase in Selling, general and administrative costs driven by the Fiat 500X and all-new 2015 Jeep Renegade advertising and (iii) a €29 million net increase in industrial costs, primarily reflecting higher costs for imported vehicles from the U.S. due to a stronger U.S. Dollar, which was partially offset by cost efficiencies.
Nine months ended September 30, 2015
Net revenues
EMEA Net revenues for the nine months ended September 30, 2015 were €14.8 billion, reflecting an increase of 13.3 percent, from €13.0 billion for the nine months ended September 30, 2014.
The increase in EMEA Net revenues was primarily attributable to increased volumes, positive net pricing, favorable product mix and favorable foreign exchange effects.
The 10.5 percent increase in vehicle shipments, from 763 thousand units for the nine months ended September 30, 2014, to 843 thousand units for the nine months ended September 30, 2015, was largely driven by the Fiat 500 family and the Jeep brand, specifically the all-new Fiat 500X and the all-new 2015 Jeep Renegade.
Adjusted EBIT
EMEA Adjusted EBIT for the nine months ended September 30, 2015 was €102 million, an improvement of €233 million from negative €131 million for the nine months ended September 30, 2014.
The increase in EMEA Adjusted EBIT was primarily attributable to (i) increased volumes and favorable mix impact of €324 million reflecting the continued success of the Fiat 500 family and Jeep brand (ii) a €105 million impact from positive net pricing, partially offset by (iii) a €90 million increase in sales and marketing spending to support the Jeep brand growth and the launch of the all-new Fiat 500X and (iv) a €130 million increase in industrial costs, reflecting higher costs for U.S. imported vehicles due to a stronger U.S. Dollar, partially offset by purchasing savings and manufacturing efficiencies.

Ferrari

	For the three months ended September 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	723	100.0%	662	100.0%	61	9.2%
Adjusted EBIT	140	19.4%	104	15.7%	36	34.6%
Shipments	1,949	—	1,612	—	337	20.9%

	For the nine months ended September 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	2,110	100.0%	2,011	100.0%	99	4.9%
Adjusted EBIT	364	17.3%	289	14.4%	75	26.0%
Shipments	5,643	—	5,280	—	363	6.9%

Three months ended September 30, 2015
Net Revenues
For the three months ended September 30, 2015, Ferrari Net revenues increased €61 million, or 9.2 percent, from the three months ended September 30, 2014, to €723 million, mainly driven by sales of the new 488 GTB and 458 Speciale A models as well as the California T.
Adjusted EBIT
Ferrari Adjusted EBIT for the three months ended September 30, 2015 was €140 million, reflecting an increase of €36 million, or 34.6 percent from €104 million for the three months ended September 30, 2014. The increase in Adjusted EBIT was primarily attributable to increased volumes as described above, improved product mix and favorable foreign currency transaction effects.
Nine months ended September 30, 2015
Net Revenues
For the nine months ended September 30, 2015, Ferrari Net revenues of €2.1 billion increased €0.1 billion, or 4.9 percent from €2.0 billion for the nine months ended September 30, 2014. The increase was primarily attributable to an increase in volumes, improved product mix and favorable foreign currency exchange effects, partially offset by lower sales of engines to Maserati.
Adjusted EBIT
Ferrari Adjusted EBIT for the nine months ended September 30, 2015, was €364 million, reflecting an increase of €75 million, or 26.0 percent from €289 million for the nine months ended September 30, 2014. The increase primarily reflected higher volumes, favorable product mix and favorable foreign currency transaction effects.
Adjusted EBIT for the nine months ended September 30, 2014 excluded a total of €15 million related to compensation costs from the resignation of the former Ferrari chairman.

Maserati

	For the three months ended September 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	516	100.0%	652	100.0%	(136)	(20.9)%
Adjusted EBIT	12	2.3%	90	13.8%	(78)	(86.7)%
Shipments	6,916	—	8,896	—	(1,980)	(22.3)%

	For the nine months ended September 30,
(€ million, except shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Net revenues	1,649	100.0%	2,039	100.0%	(390)	(19.1)%
Adjusted EBIT	91	5.5%	210	10.3%	(119)	(56.7)%
Shipments	22,503	—	26,428	—	(3,925)	(14.9)%

Three months ended September 30, 2015
Net revenues
For the three months ended September 30, 2015, Maserati Net revenues were €516 million, reflecting a decrease of €136 million, or 20.9 percent (28.4 percent at constant currency), from €652 million for the three months ended September 30, 2014. The decrease was primarily driven by the decrease in vehicle shipments from 8,896 units for the three months ended September 30, 2014 to 6,916 units for the three months ended September 30, 2015 that resulted from weaker segment demand in the U.S. and China and unfavorable product mix.
Adjusted EBIT
Maserati Adjusted EBIT for the three months ended September 30, 2015 was €12 million, reflecting a decrease of €78 million, or 86.7 percent, from €90 million for the three months ended September 30, 2014. The decrease was due to lower volumes as described above, unfavorable product mix and an increase in industrial costs which included start-up costs for the Levante, the new SUV model that will be launched in 2016.
Nine months ended September 30, 2015
Net revenues
For the nine months ended September 30, 2015, Maserati Net revenues were €1.6 billion, reflecting a decrease of €0.4 billion, or 19.1 percent (28.8 percent at constant currency), from €2.0 billion for the nine months ended September 30, 2014. The decrease was primarily driven by a decrease in vehicle shipments from 26,428 units for the nine months ended September 30, 2014 to 22,503 units for the nine months ended September 30, 2015 that resulted from weaker segment demand in the U.S. and China and an unfavorable product mix.
Adjusted EBIT
Maserati Adjusted EBIT for the nine months ended September 30, 2015 was €91 million, reflecting a decrease of €119 million, or 56.7 percent, from €210 million for the nine months ended September 30, 2014. The decrease was due to lower volumes as described above and unfavorable product mix, partially offset by a reduction in Selling, general and administrative costs.

Components

	For the three months ended September 30,
(€ million, except percentages)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Magneti Marelli
Net revenues	1,744		1,604		140	8.7%
Adjusted EBIT	84		48		36	75.0%
Comau
Net revenues	480		335		145	43.3%
Adjusted EBIT	16		9		7	77.8%
Teksid
Net revenues	141		152		(11)	(7.2)%
Adjusted EBIT	(2)		2		(4)	n.m.(1)
Intrasegment eliminations
Net revenues	(17)		(5)		(12)	n.m.(1)
Components
Net revenues	2,348	100.0%	2,086	100.0%	262	12.6%
Adjusted EBIT	98	4.2%	59	2.8%	39	66.1%

	For the nine months ended September 30,
(€ million, except percentages)	2015	% of segment net revenues	2014	% of segment net revenues	Increase/(decrease)
Magneti Marelli
Net revenues	5,419		4,770		649	13.6%
Adjusted EBIT	216		146		70	47.9%
Comau
Net revenues	1,480		1,032		448	43.4%
Adjusted EBIT	47		29		18	62.1%
Teksid
Net revenues	493		480		13	2.7%
Adjusted EBIT	(1)		(3)		2	n.m.(1)
Intrasegment eliminations
Net revenues	(60)		(42)		(18)	(42.9)%
Components
Net revenues	7,332	100.0%	6,240	100.0%	1,092	17.5%
Adjusted EBIT	262	3.6%	172	2.8%	90	52.3%
_________________________
(1) Number is not meaningful.

Net revenues
Components Net revenues for the three months ended September 30, 2015 were €2.3 billion, reflecting an increase of €262 million, or 12.6 percent (the same at constant currency), from the three months ended September 30, 2014.
Components Net revenues for the nine months ended September 30, 2015 were €7.3 billion, reflecting an increase of €1.1 billion, or 17.5 percent (14.3 percent at constant currency), from the nine months ended September 30, 2014.

Magneti Marelli
The increase in Magneti Marelli Net revenues for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014 primarily reflected increased volumes and positive performance for the lighting, electronic systems and powertrain businesses.
Comau
The increase in Comau Net revenues for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014 was mainly attributable to the body assembly (previously known as body welding), powertrain and robotics businesses.
Teksid
The decrease in Teksid Net revenues for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 was primarily attributable to a 13 percent decrease in cast iron business volumes, partially offset by an 18 percent increase in aluminum business volumes.
For the nine months ended September 30, 2015, there was an overall increase in aluminum business volumes, which was partially offset by the overall decrease in cast iron business volumes compared to the nine months ended September 30, 2014.
Adjusted EBIT
Components Adjusted EBIT for the three months ended September 30, 2015 was €98 million, reflecting an increase of €39 million or 66.1 percent, from €59 million for the three months ended September 30, 2014.
Components Adjusted EBIT for the nine months ended September 30, 2015 was €262 million, reflecting an increase of €90 million or 52.3 percent, from €172 million for the nine months ended September 30, 2014.
Magneti Marelli
The increase in Magneti Marelli Adjusted EBIT for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014, primarily related to higher volumes, cost containment actions and efficiencies.
Comau
The increase in Comau Adjusted EBIT for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014, was primarily attributable to increased volumes.
Teksid
The decrease of €4 million in Teksid Adjusted EBIT for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 was primarily attributable to lower volumes from the cast iron business, partially offset by an overall increase in aluminum business volumes.
The increase of €2 million in Teksid Adjusted EBIT for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was primarily attributable favorable foreign exchange rate effects.

Liquidity and Capital Resources

Total Available Liquidity
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”) for general corporate purposes and the working capital needs of the Group. The RCF replaces and expands the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and will replace the U.S.$1.3 billion five-year revolving credit facility of FCA US that will expire on May 24, 2016. The RCF is available in two tranches. As of September 30, 2015, the first tranche of €2.5 billion was available and was undrawn. The first tranche matures in July 2018 and has two extension options (1-year and 11-months, respectively) which are exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.5 billion, matures in June 2020 and will be available upon termination of the U.S.$1.3 billion FCA US revolving credit facility and the elimination of the restrictions under FCA US's financing documentation on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group (refer to Note 27 of the 2014 Consolidated Financial Statements included within our 2014 Annual Report for more detail on the restrictions). The covenants of the RCF include financial covenants (Net Debt/Adjusted EBITDA and Adjusted EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants and, in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
On June 29, 2015, FCA, the European Investment Bank (the “EIB”) and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by the EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy. The loan was fully drawn at September 30, 2015.
At September 30, 2015, our total available liquidity was €24.9 billion (€26.2 billion at December 31, 2014), including €20.2 billion of cash and cash equivalents, €0.2 billion of current securities and €4.5 billion available under undrawn committed credit lines related to (i) the first tranche of the new RCF of €2.5 billion, (ii) the U.S.$1.3 billion (approximately €1.2 billion) revolving credit facility of FCA US expiring May 2016 and (iii) approximately €0.8 billion of other revolving facilities available to FCA treasury companies, excluding FCA US. The terms of FCA US's revolving credit facility require FCA US to maintain a minimum liquidity of U.S.$3.0 billion (€2.7 billion), which includes any undrawn amounts under FCA US's revolving credit facility. Total available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates.
The following table summarizes our total available liquidity:

(€ million)	At September 30, 2015	At December 31, 2014
Cash, cash equivalents and current securities (1)	20,408	23,050
Undrawn committed credit lines (2)	4,469	3,171
Total available liquidity (3)	24,877	26,221
_____________________________

(1)
At September 30, 2015, current securities comprise €231 million (€210 million as of December 31, 2014) of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(2)
Excludes the undrawn €0.4 billion medium/long-term dedicated credit lines available to fund scheduled investments as of September 30, 2015 (€0.9 billion was undrawn at December 31, 2014), the undisbursed €0.4 billion on the Mexico Bank Loan as of September 30, 2015 (€0 at December 31, 2014), which can be drawn subject to meeting the preconditions for additional disbursements.

(3)
The majority of our liquidity is available to our treasury operations in Europe, U.S. (subject to the restrictions on FCA US distributions as discussed in the Consolidated Financial Statements at December 31, 2014), and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group's ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro. Out of the total €20.4 billion of cash, cash equivalents and current securities available at September 30, 2015 (€23.0 billion at December 31, 2014), €13.0 billion, or 64 percent were denominated in U.S. Dollar (€10.6 billion, or 46 percent, at December 31, 2014) and €3.4 billion, or 17 percent, were denominated in Euro (€6.2 billion, or 27 percent, at December 31, 2014). Liquidity available in Brazil and denominated in Brazilian Reals accounted for approximately €0.6 billion or 3 percent at September 30, 2015 (€1.6 billion, or 7 percent, at December 31, 2014), with the remainder being distributed in various countries and denominated in the relevant local currencies.
The decrease in total available liquidity from December 31, 2014 to September 30, 2015 includes the payment of a €1.5 billion bond and a CHF 425 million (€390 million) bond at each of their respective maturity dates as well as a total of €244 million of payments on the Canadian Health Care Trust Notes, which included the prepayment on the remaining scheduled payments on the Canada HCT Tranche A Note. The decrease in total available liquidity was partially offset by the draw-down of the €600 million new EIB loan. Refer to the Cash Flows section below for additional information regarding the change in cash and cash equivalents.
Cash Flows
The following table summarizes the cash flows of operating, investing and financing activities for the nine months ended September 30, 2015 and 2014. For a complete discussion of our cash flows, see our Interim Condensed Consolidated Statements of Cash Flows included elsewhere in this Interim Report.

	For the nine months ended September 30,
(€ million)	2015	2014
Cash and cash equivalents at beginning of the period	22,840	19,455
Cash flows from operating activities	5,473	4,250
Cash flows used in investing activities	(6,152)	(5,119)
Cash flows used in financing activities	(2,447)	(1,077)
Translation exchange differences	463	886
Total change in cash and cash equivalents	(2,663)	(1,060)
Cash and cash equivalents at end of the period	20,177	18,395
Operating Activities — Nine months ended September 30, 2015
For the nine months ended September 30, 2015, cash flows from operating activities were €5,473 million and were primarily the result of:

(i)	Net profit of €126 million adjusted to add back €4,245 million for depreciation and amortization expense,

(ii)
a net increase of €2,068 million in provisions, mainly related to an increase in the warranty provision for NAFTA primarily resulting from the change in estimate for future recall campaign costs and higher accrued sales incentives, primarily to support increased sales volumes in NAFTA, and

(iii)	€112 million of dividends received from jointly-controlled entities.
These positive cash flows were partially offset by:

(iv)
the negative impact of the change in working capital of €1,425 million, which was primarily driven by (a) €1,657 million increase in inventories, which reflects the trend in production and sales volumes for the period as well as the effects of the disruption in shipments from the explosions at the Port of Tianjin (b) €811 million increase in trade receivables primarily as a result of the limited plant activity at December 31, 2014 due to the holiday shutdown and (c) €438 million increase in net other current assets and liabilities, which were partially offset by (d) €1,481 million increase of trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for our vehicles in addition to the holiday shutdown and related limited plant activity at December 31, 2014.

Operating Activities — Nine months ended September 30, 2014
For the nine months ended September 30, 2014, cash flows from operating activities were €4,250 million and were primarily the result of:

(i)
Net profit of €212 million adjusted to add back (a) €3,599 million for depreciation and amortization expense and (b) other non-cash items of €197 million, which primarily included (i) €372 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by FCA US in January 2014 (ii) €98 million remeasurement charge recognized as a result of the Group's change in the exchange rate used to remeasure its Venezuelan subsidiary's net monetary assets in U.S. Dollars, which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned,

(ii)
a net increase of €689 million in provisions, mainly related to (i) net adjustments to warranties, including those related to recall campaigns in the NAFTA segment and (ii) an increase in accrued sales incentives due to increased retail shipments, primarily in the NAFTA segment and

(iii)	€60 million of dividends received from jointly-controlled entities.
These positive items were partially offset by the total negative impact of the change in working capital of €726 million primarily driven by (i) €1,010 million increase in inventory due to increased production and sales levels for all geographic regions and the luxury brands, (ii) €350 million increase in trade receivables, principally in NAFTA following the increased shipments at the end of September 2014 as compared to the end of December 2013 as a result of the annual plant shutdowns, and (iii) €90 million in net other current assets and liabilities which was partially offset by (d) €724 million increase in trade payables, mainly related to increased production in NAFTA.
Investing Activities — Nine months ended September 30, 2015
For the nine months ended September 30, 2015, cash flows used in investing activities were €6,152 million, primarily as a result of:

(i)
€6,469 million of capital expenditures, including €1,905 million of capitalized development costs, to support investments in existing and future products. Capital expenditure primarily relates to the car mass-market operations in NAFTA and EMEA, investment in Alfa Romeo and the completion of the Pernambuco plant, partially offset by

(ii)	a €392 million net decrease in receivables from financing activities primarily related to the decreased lending portfolio of the financial services activities of the Group.
Investing Activities — Nine months ended September 30, 2014
For the nine months ended September 30, 2014, cash flows used in investing activities were €5,119 million, primarily as a result of:

(i)
€5,350 million of capital expenditures, including €1,521 million of capitalized development costs that supported investments in existing and future products. Capital expenditures primarily related to the car mass-market operations in NAFTA and EMEA and the construction of the Pernambuco plant, partially offset by

(ii)	€128 million of a net decrease in receivables from financing activities, of which €163 million related to the decreased lending portfolio of the financial services activities of the Group.

Financing Activities —Nine months ended September 30, 2015
For the nine months ended September 30, 2015, cash flows used in financing activities were €2,447 million and were primarily as a result of:

(i)
the prepayment of the FCA US 8% secured senior notes due June 15, 2019 for a total principal amount of €2,518 million and the repayment on maturity of two notes issued under the Global Medium Term Note Program (“GMTN Program”), one for a principal amount of €1,500 million and another for a principal amount of CHF 425 million (€390 million) and

(ii)
the payment of medium-term borrowings for a total of €3,508 million, which included the repayment on maturity of the EIB loan of €250 million, the repayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March 2015, total payments of €244 million on the Canadian Health Care Trust Notes, and other financing transactions, primarily in Brazil and FCA treasury companies.

These items were partially offset by:

(iii)	proceeds from FCA's issuance of U.S.$3.0 billion (€2.8 billion) total principal amount of unsecured senior notes due in 2020 and 2023 and

(iv)
proceeds from new medium-term borrowings for a total of €2,653 million which included the initial disbursement received of €0.4 billion under a new non-revolving loan agreement of €0.8 billion (U.S.$0.9 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, proceeds from the new EIB €600 million loan, and other financing transactions, primarily in Brazil.

Financing Activities —Nine months ended September 30, 2014
For the nine months ended September 30, 2014, cash flows used in financing activities were €1,077 million and were primarily the result of:

(i)
cash payments to the UAW Retiree Medical Benefits Trust, (the “VEBA Trust”) for the acquisition of non-controlling interest of €2,691 million relating to the acquisition of the remaining 41.5 percent ownership interest in FCA US previously not owned,

(ii)
payment of medium-term borrowings for a total of €5,241 million, mainly related to the prepayment of all amounts of the outstanding financial liability with the VEBA Trust, (the “VEBA Trust Note”) amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest and

(iii)	the repayment on maturity of notes issued under the GMTN Program, for a total principal amount of €2,150 million.
These items were partially offset by:

(iv)
proceeds from bond issuances for a total amount of €4,588 million which included (a) approximately €2.6 billion of notes issued as part of the GMTN Program and (b) €2.0 billion of secured senior notes issued by FCA US as part of the refinancing transaction to facilitate the prepayment of the VEBA Trust Note,

(v)
proceeds from new medium-term borrowings for a total of €3,950 million, which included the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility, the additional U.S.$1.75 billion (€1.3 billion) tranche B term loan credit facility entered into by FCA US as part of the refinancing transaction to facilitate the prepayment of the VEBA Trust Note, and new medium-term borrowings in Brazil and

(vii)	a positive net contribution of €509 million from the net change in other financial payables and other financial assets/liabilities.

The translation exchange differences for the nine months ended September 30, 2015 were €463 million and mainly reflect the increase in the Euro-translated value of cash and cash equivalent balances denominated in U.S. Dollar, due to the strengthening of the U.S. Dollar.

Net Industrial Debt
The following table details our Net Debt at September 30, 2015 and December 31, 2014 and provides a reconciliation of this non-GAAP measure to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.

The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not however, provide financing to third parties. Financial services includes companies that provide retail and dealer finance, leasing and rental services in support of the car mass-market brands in certain geographical segments and for the luxury brands.

All FCA US activities are included under industrial activities. Since FCA US's cash management activities are managed separately from the rest of the Group, we also provide the analysis of Net Industrial Debt split between FCA excluding FCA US and FCA US.

	September 30, 2015					December 31, 2014
	Industrial Activities			Financial Services	Consolidated	Industrial Activities			Financial Services	Consolidated
(€ million)	Total	FCA ex FCA US	FCA US			Total	FCA ex FCA US	FCA US
Third Parties Debt (Principal)	(29,596)	(21,330)	(8,266)	(1,200)	(30,796)	(31,381)	(21,011)	(10,370)	(1,980)	(33,361)
Capital Market(1)	(16,248)	(13,499)	(2,749)	(282)	(16,530)	(17,378)	(12,473)	(4,905)	(351)	(17,729)
Bank Debt	(11,646)	(6,878)	(4,768)	(788)	(12,434)	(11,904)	(7,484)	(4,420)	(1,216)	(13,120)
Other Debt(2)	(1,702)	(953)	(749)	(130)	(1,832)	(2,099)	(1,054)	(1,045)	(413)	(2,512)
Accrued interest and other adjustments(3)	(378)	(250)	(128)	(1)	(379)	(362)	(200)	(162)	(1)	(363)
Debt with third Parties	(29,974)	(21,580)	(8,394)	(1,201)	(31,175)	(31,743)	(21,211)	(10,532)	(1,981)	(33,724)
Intercompany financial receivables/payables (net)(4)	1,441	1,492	(51)	(1,441)	—	1,453	1,515	(62)	(1,453)	—
Current financial receivables from jointly-controlled financial services companies (5)	32	32	—	—	32	58	58	—	—	58
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(28,501)	(20,056)	(8,445)	(2,642)	(31,143)	(30,232)	(19,638)	(10,594)	(3,434)	(33,666)
Other financial assets/(liabilities) (net)(6)	449	205	244	24	473	(229)	(251)	22	(4)	(233)
Current securities	207	207	—	24	231	180	180	—	30	210
Cash and cash equivalents	20,000	8,441	11,559	177	20,177	22,627	10,653	11,974	213	22,840
Net Debt	(7,845)	(11,203)	3,358	(2,417)	(10,262)	(7,654)	(9,056)	1,402	(3,195)	(10,849)

(1)
Includes bonds (€15,742 million at September 30, 2015 and €16,980 million at December 31, 2014), the financial liability component of the mandatory convertible securities (€404 million at September 30, 2015 and €373 million at December 31, 2014) and other securities (€384 million at September 30, 2015 and €376 million at December 31, 2014) issued in financial markets, mainly from LATAM financial services companies.

(2)
Includes Canadian HCT notes (€356 million at September 30, 2015 and €620 million at December 31, 2014), asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS (€179 million at September 30, 2015 and €469 million at December 31, 2014) and arrangements accounted for as a lease under IFRIC 4 -Determining whether an arrangement contains a lease, and other financial payables.

(3)
Includes adjustments for fair value accounting on debt (€50 million at September 30, 2015 and €67 million at December 31, 2014) and (accrued)/deferred interest and other amortizing cost adjustments (€329 million at September 30, 2015 and €296 million at December 31, 2014).

(4)
Net amount between Industrial Activities financial receivables due from Financial Services (€1,550 million at September 30, 2015 and €1,595 million at December 31, 2014) and Industrial Activities financial payables due to Financial Services (€109 million at September 30, 2015 and €142 million at December 31, 2014).

(5)	Financial receivables due from FCA Bank.

(6)
Fair value of derivative financial instruments (net positive €436 million at September 30, 2015 and net negative €271 million at December 31, 2014) and collateral deposits (€37 million at September 30, 2015 and €38 million at December 31, 2014).

Change in Net Industrial Debt
Net Industrial Debt (i.e. Net Debt of Industrial Activities) is management's primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. The following section sets forth an explanation of the changes in our Net Industrial Debt for the nine months ended September 30, 2015.
The increase of Net Industrial Debt during the nine months ended September 30, 2015 from €7,654 million at December 31, 2014 to €7,845 million at September 30, 2015 was primarily driven by:

•
cash flow from industrial operating activities of €5,440 million which represents the majority of the consolidated cash flow from operating activities of €5,473 million (see the —Cash Flows section above for an explanation of the drivers in consolidated cash flows from operating activities), more than offset by

•	investments in industrial activities of €6,466 million representing investments in property, plant and equipment and intangible assets and

•
the positive translation exchange differences of €826 million, primarily reflecting the effect of the devaluation of Brazilian Real when converting the Brazilian companies’ net industrial debt to Euro.

Capital Market
At September 30, 2015 and December 31, 2014, capital market debt mainly related to notes issued under the GMTN Program by the Group (excluding FCA US), the secured senior notes of FCA US, the financial liability component of the mandatory convertible securities, and short and medium-term marketable financial instruments issued by various subsidiaries, principally in LATAM. At September 30, 2015, capital market debt also included a total principal amount of U.S.$3.0 billion (€2.8 billion) of unsecured senior debt securities issued by FCA in April 2015, as described below.
On May 14, 2015, FCA US prepaid its 8% secured senior notes due June 15, 2019 with an aggregate principal outstanding amount of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of $3.1 billion (€2.7 billion) was made with cash on hand at FCA US.

In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.500% unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.250% unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100.0 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.

On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to $1.5 billion aggregate principal amount of new 4.500% unsecured senior debt securities due 2020 registered under the Securities Act of 1933 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to $1.5 billion aggregate principal amount of new 5.250% unsecured senior debt securities due 2023 registered under the Securities Act of 1933 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes”, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.
The following table sets forth our outstanding bonds at September 30, 2015 and December 31, 2014.

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	September 30, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A.	EUR	1,500	6.875%	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A.	CHF	425	5.000%	September 7, 2015	—	353
Fiat Chrysler Finance Europe S.A.	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	400	5.250%	November 23, 2016	367	333
Fiat Chrysler Finance Europe S.A.	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc.	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	450	4.000%	November 22, 2017	412	374
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A.	CHF	250	3.125%	September 30, 2019	229	208
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,000	4.750%	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,350	4.750%	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,315	12,075
Other bonds:
FCA US (Secured Senior Notes)	U.S.$	2,875	8.000%	June 15, 2019	—	2,368
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250%	June 15, 2021	2,749	2,537
FCA	U.S.$	1,500	4.500%	April 15, 2020	1,339	—
FCA	U.S.$	1,500	5.250%	April 15, 2023	1,339	—
Total other bonds					5,427	4,905
Hedging effect and amortized cost valuation					606	668
Total bonds					16,348	17,648

Bank Debt
Bank debt was primarily comprised of amounts due under (i) the senior credit facilities of FCA US of €4.3 billion at September 30, 2015 (€4.0 billion at December 31, 2014), (ii) financial liabilities of the Brazilian operating entity (€4.1 billion at September 30, 2015 and €4.7 billion at December 31, 2014) relating to a number of financing arrangements with certain Brazilian development banks, primarily used to support capital expenditures, including those in our Pernambuco plant (approximately €1.1 billion at September 30, 2015), as well as to fund the financial services business in that country, (iii) loans provided by EIB (€1.3 billion at September 30, 2015 and €1.0 billion at December 31, 2014) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies (excluding FCA US) under short and medium term credit facilities (€0.8 billion at September 30, 2015 and €1.4 billion at December 31, 2014) and (v) amounts outstanding relating to financing arrangements of FCA Mexico amounting to €0.4 billion at September 30, 2015 (€0.4 billion was outstanding relating to financing arrangements of FCA Mexico with certain Mexican development banks at December 31, 2014).
Other Debt
At September 30, 2015, Other debt includes the principal balance of the unsecured Canadian Health Care Trust Notes, or HCT Notes, totaling €356 million (€620 million at December 31, 2014 ), which represents FCA US's Canadian subsidiary's financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), represented employees, retirees and dependents. During the nine months ended September 30, 2015, FCA US's Canadian subsidiary prepaid the remaining scheduled payments on the Canada HCT Tranche A Note.
The remaining components of Other debt mainly related to amounts outstanding under finance leases, amounts due to related parties and interest bearing deposits of dealers in Brazil.
At September 30, 2015, debt secured by assets of the Group, excluding FCA US, amounted to €746 million (€777 million at December 31, 2014), of which €376 million (€379 million at December 31, 2014) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.
At September 30, 2015, debt secured by assets of FCA US amounted to €8,035 million (€9,881 million at December 31, 2014), and included €7,229 million (€9,093 million at December 31, 2014) relating to the secured senior notes and the senior credit facilities of FCA US, €239 million (€251 million at December 31, 2014) was due to creditors for assets acquired under finance leases and other debt and financial commitments for €567 million (€537 million at December 31, 2014).

Outlook

The Group confirms its full-year guidance as revised upwards in the second quarter 2015:

•	Worldwide shipments at ~4.8 million units;

•	Net revenues over €110 billion;

•	Adjusted EBIT equal to or in excess of €4.5 billion;

•	Adjusted net profit(1) ~ €1.2 billion, with Adjusted basic EPS(1) ~ €0.77;

•	Net industrial debt guidance is adjusted to €6.6 - €7.1 billion (from €7.5 to €8.0 billion previously) to reflect transactions completed in connection with the Ferrari initial public offering.
Figures do not reflect impact of the previously announced spin-off of Ferrari planned for January 2016.

(1) Adjusted net profit is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. Adjusted basic EPS is calculated by adjusting basic EPS for the impact of the same items excluded from Adjusted EBIT.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AT SEPTEMBER 30, 2015

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS
(UNAUDITED)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2015	2014	2015	2014
		(€ million)
Net revenues	(1)	27,468	23,553	83,092	69,006
Cost of sales	(2)	24,493	20,360	72,551	59,790
Selling, general and administrative costs	(3)	1,896	1,732	5,879	5,184
Research and development costs	(4)	749	598	2,208	1,825
Result from investments	(5)	25	36	120	105
Gains on the disposal of investments		—	3	—	11
Restructuring costs		13	15	25	23
Other income/(expenses)	(6)	18	39	(49)	(143)
EBIT		360	926	2,500	2,157
Net financial expenses	(7)	620	511	1,853	1,510
Profit/(loss) before taxes		(260)	415	647	647
Tax expense	(8)	39	227	521	435
Net profit/(loss)		(299)	188	126	212
Net profit/(loss) attributable to:
Owners of the parent		(306)	174	92	160
Non-controlling interest		7	14	34	52
Basic earnings/(loss) per ordinary share (in €)	(9)	(0.202)	0.143	0.061	0.132
Diluted earnings/(loss) per ordinary share (in €)	(9)	(0.202)	0.142	0.061	0.130

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2015	2014	2015	2014
		(€ million)
Net profit/(loss) (A)		(299)	188	126	212

Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:	(16)
Gains/(losses) on remeasurement of defined benefit plans		3	(1)	(64)	(19)
Related tax impact		(1)	(13)	32	(12)
Total items that will not be reclassified to the Consolidated Income Statements in subsequent periods (B1)		2	(14)	(32)	(31)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	(16)
Gains/(losses) on cash flow hedging instruments		272	(106)	293	(378)
(Losses) on available-for-sale financial assets		(38)	(20)	(14)	(31)
Exchange differences on translating foreign operations		(298)	768	604	952
Share of Other comprehensive (loss)/income for equity method investees		(64)	25	(47)	40
Related tax impact		(73)	25	(87)	110
Total items that may be reclassified to the Consolidated Income Statements in subsequent periods (B2)		(201)	692	749	693

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(199)	678	717	662

Total Comprehensive income/(loss) (A)+(B)		(498)	866	843	874

Total Comprehensive income/(loss) attributable to:
Owners of the parent		(505)	853	805	750
Non-controlling interest		7	13	38	124

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 (UNAUDITED)

	Note	At September 30, 2015	At December 31, 2014
		(€ million)
Assets
Intangible assets:	(10)	25,023	22,847
Goodwill and intangible assets with indefinite useful lives		15,166	14,012
Other intangible assets		9,857	8,835
Property, plant and equipment	(11)	27,271	26,408
Investments and other financial assets		2,017	2,020
Deferred tax assets	(8)	3,307	3,547
Other assets		129	114
Total Non-current assets		57,747	54,936
Inventories	(12)	12,162	10,449
Assets sold with a buy-back commitment		2,415	2,018
Trade receivables	(13)	3,387	2,564
Receivables from financing activities	(13)	3,117	3,843
Current tax receivables	(13)	308	328
Other current assets	(13)	2,813	2,761
Current financial assets	(14)	1,417	761
Cash and cash equivalents	(15)	20,177	22,840
Total Current assets		45,796	45,564
Assets held for sale		8	10
Total Assets		103,551	100,510
Equity and liabilities
Equity:	(16)	14,554	13,738
Equity attributable to owners of the parent		14,197	13,425
Non-controlling interest		357	313
Provisions	(18)	23,275	20,372
Deferred tax liabilities	(8)	211	233
Debt	(19)	31,175	33,724
Other financial liabilities	(14)	669	748
Other current liabilities	(20)	11,877	11,495
Current tax payables		224	346
Trade payables		21,566	19,854
Total Equity and liabilities		103,551	100,510

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		For the nine months ended September 30,
	Note	2015	2014
		(€ million)
Cash and cash equivalents at beginning of the period	(15)	22,840	19,455
Cash flows from operating activities:
Net profit		126	212
Amortization and depreciation		4,245	3,599
Net losses/(gains) on disposal of tangible and intangible assets		8	(1)
Net (gains) on disposal of investments		—	(9)
Other non-cash items		111	197
Dividends received		112	60
Change in provisions		2,068	689
Change in deferred taxes		150	(51)
Change in items due to buy-back commitments and GDP vehicles		78	280
Change in working capital		(1,425)	(726)
Total		5,473	4,250
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(6,469)	(5,350)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries		(80)	(16)
Proceeds from the sale of tangible and intangible assets		20	32
Proceeds from disposal of other investments		—	11
Net change in receivables from financing activities		392	128
Change in current securities		(12)	41
Other changes		(3)	35
Total		(6,152)	(5,119)
Cash flows used in financing activities:
Issuance of bonds		2,840	4,588
Repayment of bonds		(4,407)	(2,150)
Issuance of other medium-term borrowings		2,653	3,950
Repayment of other medium-term borrowings		(3,508)	(5,241)
Net change in other financial payables and other financial assets/liabilities		12	509
Increase in share capital		10	3
Dividends paid		(38)	—
Distribution of certain tax obligations		—	(45)
Acquisition of non-controlling interest		(9)	(2,691)
Total		(2,447)	(1,077)
Translation exchange differences		463	886
Total change in Cash and cash equivalents		(2,663)	(1,060)
Cash and cash equivalents at end of the period	(15)	20,177	18,395

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interest	Total
	(€ million)
December 31, 2013	4,477	(259)	4,860	101	51	(13)	(757)	(134)	4,258	12,584
Capital increase	2	—	2	—	—	—	—	—	(1)	3
Dividends distributed	—	—	—	—	—	—	—	—	(50)	(50)
Share-based payments	—	35	(32)	—	—	—	—	—	—	3
Purchase of shares in subsidiaries from non-controlling interest	—	—	1,633	35	175	—	(518) (1)	—	(3,990)	(2,665)
Distribution of certain taxes paid	—	—	—	—	—	—	—	—	(45)	(45)
Net profit	—	—	160	—	—	—	—	—	52	212
Other comprehensive income/(loss)	—	—	—	(256)	868	(31)	(31)	40	72	662
Other changes	—	—	5	—	—	—	—	—	4	9
September 30, 2014	4,479	(224)	6,628	(120)	1,094	(44)	(1,306)	(94)	300	10,713

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interest	Total
	(€ million)
At December 31, 2014	17	—	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738
Capital increase	—	—	—	—	—	—	—	—	10	10
Dividends distributed	—	—	—	—	—	—	—	—	(3)	(3)
Share-based payments	—	—	59	—	—	—	—	—	—	59
Purchase of shares in subsidiaries from non-controlling interest	—	—	(4)	—	1	—	—	—	(6)	(9)
Net profit	—	—	92	—	—	—	—	—	34	126
Other comprehensive income/(loss)	—	—	—	204	602	(14)	(32)	(47)	4	717
Other changes	—	—	(89)	—	—	—	—	—	5	(84)
At September 30, 2015	17	—	13,812	135	2,027	(51)	(1,610)	(133)	357	14,554
(1) The €518 million relates to the 41.5 percent interest in FCA US's remeasurement of defined benefit plans reserve of €1,248 million upon FCA's acquisition of the 41.5 percent remaining interest in FCA US it did not previously own.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Corporate Information
Fiat Chrysler Automobiles N.V. is incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands with its principal executive offices in the United Kingdom. Unless otherwise specified, the terms “Group,” “FCA Group,” “Company,” and “FCA,” or any one or more of them, as the context may require, refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries.
The Group and its subsidiaries, among which the most significant is FCA US LLC (“FCA US”), are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group's business.

SIGNIFICANT ACCOUNTING POLICIES
Authorization of the Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
These interim condensed consolidated financial statements at September 30, 2015 together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) of FCA were authorized for issuance on November 4, 2015 and have been prepared in accordance with IAS 34 - Interim financial reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the FCA annual consolidated financial statements for the year ended December 31, 2014 (the “FCA Consolidated Financial Statements at December 31, 2014”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those used at December 31, 2014, except as described in the following paragraph - New standards and amendments effective from January 1, 2015.
Basis of Preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section – Use of estimates in the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report for a detailed description of the more significant valuation procedures used by the Group.
Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements. The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.
The Group's presentation currency is Euro (€).
Certain prior year amounts in the Interim Condensed Consolidated Financial Statements have been reclassified to conform to the current year presentation. Specifically, the Group is no longer presenting the separate line item Other unusual income/(expenses) on the Condensed Consolidated Income Statements. All amounts previously reported within the Other unusual income/(expenses) line item have been reclassified into the appropriate line item within the Condensed Consolidated Income Statements based upon the nature of the transaction. For the nine months ended September 30, 2014, of the total €405 million previously presented as Other unusual income/(expenses), €98 million related to the remeasurement of our VEF denominated net monetary assets was reclassified to Cost of sales. In addition, a net €272 million was reclassified to Other income/(expense), which included the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US in January 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.

(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2015
The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements.

•
The Group adopted the narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

•
The Group adopted the IASB's Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement. There was no significant effect from the adoption of these amendments.

•
On September 11, 2015 the IASB issued an amendment to IFRS 15 - Revenue from contracts with customers, formalizing the deferral of the effective date by one year to 2018, with early adoption permitted. We are currently evaluating the method of implementation and impact of adoption on our consolidated financial statements and will comply with that guidance no later than January 1, 2018.

Reference should be made to the section - New standards and amendments not yet effective - within the FCA Consolidated Financial Statements at December 31, 2014 included within the 2014 Annual Report for a detailed description of new standards not yet effective as of September 30, 2015.
Exchange Rates
The principal exchange rates used to translate other currencies into Euros were as follows:

	For the nine months ended September 30, 2015	At September 30, 2015	At December 31, 2014	For the nine months ended September 30, 2014	At September 30, 2014
U.S. Dollar	1.114	1.120	1.214	1.355	1.258
Brazilian Real	3.525	4.481	3.221	3.103	3.082
Chinese Renminbi	6.963	7.121	7.536	8.356	7.726
Canadian Dollar	1.404	1.503	1.406	1.482	1.406
Mexican Peso	17.360	18.977	17.868	17.774	16.998
Polish Zloty	4.157	4.245	4.273	4.175	4.178
Argentine Peso	9.990	10.553	10.382	10.818	10.668
Pound Sterling	0.727	0.739	0.779	0.812	0.777
Swiss Franc	1.062	1.092	1.202	1.218	1.206

SCOPE OF CONSOLIDATION

In January 2015, FCA entered into a merger agreement with Mercurio S.p.A. (“Mercurio”) whereby the net assets of the Group's wholly owned subsidiary, La Stampa, were merged with Mercurio's wholly owned subsidiary, Società Edizioni e Pubblicazioni S.p.A., (“SEP”), which owned and operated the Italian newspaper “Il Secolo XIX.” As a result of the merger agreement, FCA owns 77 percent of the combined entity, Italiana Editrice S.p.A., with the remaining 23 percent owned by Mercurio. In addition, FCA granted Mercurio a put option to sell its entire share in Italiana Editrice S.p.A., which is exercisable from January 1, 2019 to December 31, 2019.

Given the net assets acquired by FCA constitute a business and FCA was deemed to be the acquirer and in control of Italiana Editrice S.p.A., the Group accounted for the merger transaction as a business combination. The Group recorded the identifiable net assets acquired at fair value and recognized €54 million of goodwill.

(1) Net revenues
Net revenues were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ million)
Revenues from:
Sales of goods	26,412	22,664	80,021	66,292
Services provided	574	462	1,588	1,531
Contract revenues	306	267	1,000	790
Interest income of financial services activities	59	60	193	176
Lease installments for assets sold with a buy-back commitment	117	100	290	217
Total Net revenues	27,468	23,553	83,092	69,006
On August 12, 2015, a series of explosions which occurred at a container storage station at the Port of Tianjin, China, impacted several storage areas containing approximately 25,000 FCA branded vehicles of which approximately 13,300 are owned by FCA and approximately 11,400 vehicles were previously sold to our distributor. As of result of the explosions, nearly all of the vehicles at the Port of Tianjin were impacted and some were destroyed. During the three and nine months ended September 30, 2015, €89 million was recorded as a reduction to Net revenues that related to incremental incentives for vehicles affected by the explosions at the Port of Tianjin.

(2) Cost of sales
Cost of sales amounted to €24,493 million and €20,360 million for the three months ended September 30, 2015 and 2014, respectively, and €72,551 million and €59,790 million for the nine months ended September 30, 2015 and 2014, respectively, and primarily comprised of expenses incurred in the manufacturing and distribution of vehicles and parts, of which cost of materials and components are the most significant. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation of Property, plant and equipment and amortization of Other intangible assets relating to production and transportation costs. Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer.
The decrease in value related to assets sold with buy-back commitments that was recognized within Cost of sales was €29 million during the three months ended September 30, 2015 (€25 million for the three months ended September 30, 2014) and €174 million during the nine months ended September 30, 2015 (€142 million for the nine months ended September 30, 2014).
Cost of sales also includes interest and other financial expenses from financial services companies of €31 million and €27 million for the three months ended September 30, 2015 and 2014, respectively, and €102 million and €103 million for the nine months ended September 30, 2015 and 2014, respectively.
Given recent increases in both the cost and frequency of recall campaigns and increased regulatory activity across the industry in the U.S and Canada, an additional actuarial analysis, that gives greater weight to the more recent calendar year trends in recall campaign experience, has been added to the adequacy assessment to estimate future recall costs. This reassessment resulted in a change in estimate for estimated future recall campaign costs for the U.S. and Canada of €761 million related to vehicles sold in prior periods and €65 million related to vehicles sold during the three months ended September 30, 2015, that was recorded within Cost of Sales for the three and nine months ended September 30, 2015.
In addition, €53 million related to the write-down of inventory to the estimated net realizable value for vehicles affected by the explosions at the Port of Tianjin was recorded within Cost of Sales for the three and nine months ended September 30, 2015.
Cost of sales for the nine months ended September 30, 2015 included a total €80 million charge related to the remeasurement on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela (€53 million) at an exchange rate of 197.3 VEF per U.S. Dollar and €27 million to reduce inventory held in Venezuela to the lower of cost or net realizable value. Cost of sales for the nine months ended September 30, 2014 included €98 million in remeasurement charges recognized as a result of the Group's change in the exchange rate used to remeasure its Venezuelan subsidiary's net monetary assets in U.S. Dollars (refer to Note 25 for further details).

(3) Selling, general and administrative costs
Selling costs amounted to €1,228 million and €1,101 million for the three months ended September 30, 2015 and 2014, respectively, and amounted to €3,809 million and €3,344 million for nine months ended September 30, 2015 and 2014, respectively, and mainly consisted of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consisted primarily of media campaigns, as well as marketing support in the form of trade and auto shows, events, and sponsorship.
General and administrative costs amounted to €668 million and €631 million for the three months ended September 30, 2015 and 2014, respectively, and amounted to €2,070 million and €1,840 million for nine months ended September 30, 2015 and 2014, respectively, and mainly consisted of administration expenses which are not attributable to sales, manufacturing, or research and development functions.

(4) Research and development costs
Research and development costs were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ million)
Research and development costs expensed	418	321	1,227	1,027
Amortization of capitalized development costs	331	275	979	781
Write-off of costs previously capitalized	—	2	2	17
Total Research and development costs	749	598	2,208	1,825
Refer to Note 10 for information on capitalized development costs.

(5) Result from investments
Result from investments for the three months ended September 30, 2015 and 2014, amounted to €25 million and €36 million, respectively, and amounted to €120 million and €105 million for nine months ended September 30, 2015 and 2014, respectively.
Result from investments mainly consists of the Group's share in the net profit of equity method investees. The decrease from the three months ended September 30, 2014 as compared to the three months ended September 30, 2015 was primarily attributable to losses incurred in RCS MediaGroup and GAC Fiat Automobiles, partly offset by improved results of FCA Bank S.p.A. (“FCA Bank”).
The increase of Result from investments for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was primarily attributable to improved results of FCA Bank and Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”).
Result from investments also includes other income and expenses arising from investments measured at cost.

(6) Other income/(expenses)
For the three months ended September 30, 2015, Other income, net amounted to €18 million with no items that were individually, or in the aggregate, considered material. For the nine months ended September 30, 2015, Other expenses, net amounted to €49 million and included the €81 million charge resulting from a consent order (the “Consent Order”) agreed with the U.S. Department of Transportation's National Highway Traffic Safety Administration (“NHTSA”). The Consent Order resolved the issues raised by NHTSA with respect to FCA US's execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015. Pursuant to the Consent Order, FCA US made a U.S.$70 million (€63 million) cash payment to NHTSA in September 2015 and will spend U.S.$20 million (€18 million) on industry and consumer outreach activities and incentives to enhance certain recall and service campaign completion rates. This charge was offset by other items that were not individually material.
For the three months ended September 30, 2014, Other income, net amounted to €39 million, with no items that were either individually, or in aggregate, considered material. For the nine months ended September 30, 2014, Other expenses, net amounted to €143 million, which primarily related to the €495 million expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US in January 2014, that was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US's membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned. There were no other items that were considered material, either individually, or in the aggregate.

(7) Net financial expenses
The following table sets out details of the Group's Financial income and expenses, including the amounts reported in the Interim Condensed Consolidated Income Statements within the Net financial expenses line item, as well as interest income from financial services activities, recognized within Net revenues, and interest cost and other financial charges from financial services companies, recognized within Cost of sales.

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Financial income:	(€ million)
Interest income and other financial income	39	53	168	158
Interest income of financial services activities	59	60	193	176
Gains on disposal of securities	7	—	8	2
Total Financial income	105	113	369	336

Total Financial income relating to:
Industrial companies (A)	46	53	176	160
Financial services companies (reported within Net revenues)	59	60	193	176

Financial expenses:
Interest expense and other financial expenses	500	473	1,584	1,423
Write-downs of financial assets	9	—	66	26
Losses on disposal of securities	9	3	15	5
Net interest expenses on employee benefits provisions	80	82	262	244
Total Financial expenses	598	558	1,927	1,698
Net expenses from derivative financial instruments and exchange rate differences	99	33	204	75

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences	697	591	2,131	1,773

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	666	564	2,029	1,670
Financial services companies (reported within Cost of sales)	31	27	102	103

Net financial expenses relating to industrial companies (A - B)	620	511	1,853	1,510

(8) Tax expense
Tax expense was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ million)
Current tax expense	147	227	375	463
Deferred tax (income)/expense	(106)	(5)	149	(62)
Taxes relating to prior periods	(2)	5	(3)	34
Total tax expense	39	227	521	435
Tax expense of €39 million for three months ended September 30, 2015, compared with €227 million for the three months ended September 30, 2014 decreased primarily as a result of a decrease in Profit before taxes, which was partially offset by tax losses in jurisdictions where we do not record benefits on tax losses. For the nine months ended September 30, 2014, Profit before taxes included certain one-off discrete items including the non-taxable gain of €223 million on the fair value remeasurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no significant one-off discrete items during the nine months ended September 30, 2015.
The Group recognizes in its Consolidated Statements of Financial Position within Deferred tax assets, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated companies, where these may be offset.
Amounts recognized were as follows:

	At September 30, 2015	At December 31, 2014
	(€ million)
Deferred tax assets	3,307	3,547
Deferred tax liabilities	(211)	(233)
Net deferred tax assets	3,096	3,314
As of September 30, 2015, we had approximately €419 million in net deferred tax assets at FCA Brasil Ltda.  At this time, we consider it probable that we will have sufficient taxable income in the future that will allow us to realize these deferred tax assets.  However, we are monitoring the conditions in Brazil and believe that there is a reasonable possibility that within the next twelve months, it may be determined that some or all of the deferred tax assets may not be recoverable. The effects of any changes in judgment about our deferred tax assets and their recoverability will be reported in the interim period in which they occur.

(9) Earnings/(loss) per share
Basic earnings/(loss) per share
The basic earnings/(loss) per share is determined by dividing the net profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding during the period.
The following table provides the amounts used in the calculation of basic earnings/(loss) per share for the periods presented:

		For the three months ended September 30,
		2015	2014
		Ordinary shares	Ordinary shares
Net Profit/(loss) attributable to owners of the parent	million €	(306)	174
Weighted average number of shares outstanding	thousand	1,511,370	1,218,007
Basic earnings/(loss) per ordinary share		€(0.202)	0.143

		For the nine months ended September 30,
		2015	2014
		Ordinary shares	Ordinary shares
Net Profit attributable to owners of the parent	million €	92	160
Weighted average number of shares outstanding	thousand	1,510,274	1,216,815
Basic earnings per ordinary share		€0.061	0.132
Diluted earnings/(loss) per share
In order to calculate the diluted earnings per share for the nine months ended September 30, 2015, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect that would arise if the shares related to the mandatory convertible securities were issued as well as the theoretical effect of the potential common shares that would be issued for the restricted and performance share units outstanding and unvested at September 30, 2015 (Note 17) as determined using the treasury stock method. Based on FCA's share price, the minimum number of shares would have been issued had the mandatory convertible securities been converted at September 30, 2015.  As such, there was no difference between the basic and diluted earnings/(loss) per share for the three and nine months ended September 30, 2015 in respect of the mandatory convertible securities.
For the three months ended September 30, 2015, the effect of the potential common shares that would theoretically be issued for the restricted and performance share units was not taken into consideration in the calculation of diluted earnings/(loss) per share as this would have had an anti-dilutive effect. In addition, there was no difference between the basic earnings per share and the diluted earnings per share for the nine months ended September 30, 2015 after giving effect to the potential common shares that would theoretically be issued for the restricted and performance share units.

For the three and nine months ended September 30, 2014, the theoretical effect that would arise if the share based payment plans were exercised was taken into consideration in the calculation of diluted earnings per share.

		For the three months ended September 30, 2014	For the nine months ended September 30, 2014
		Ordinary shares	Ordinary shares
Net Profit attributable to owners of the parent	million €	174	160
Weighted average number of shares outstanding	thousand	1,218,007	1,216,815
Number of shares deployable for stock option plans linked to FCA shares	thousand	6,062	6,901
Number of shares deployable for stock grant plans linked to FCA shares	thousand	5,377	6,453
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,229,446	1,230,169
Diluted earnings per ordinary share		€0.142	0.130

(10) Intangible assets

	Balance at December 31, 2014	Additions	Change in the scope of consolidation	Amortization	Translation differences and other changes	Balance at September 30, 2015
	(€ million)
Goodwill and intangible assets with indefinite useful lives	14,012	—	54	—	1,100	15,166
Other intangible assets	8,835	2,135	1	(1,231)	117	9,857
Total Intangible assets	22,847	2,135	55	(1,231)	1,217	25,023
During the three and nine months ended September 30, 2015, the Group capitalized development costs of €609 million and €1,905 million, respectively (€536 million and €1,521 million for the corresponding periods in 2014).
At September 30, 2015, “Goodwill and intangible assets with indefinite useful lives” mainly included goodwill arising from the acquisition of interests in FCA US of €11,038 million (€10,185 million at December 31, 2014) and in Ferrari S.p.A. of €786 million (€786 million at December 31, 2014).
For the nine months ended September 30, 2015, “Translation differences and other changes” includes foreign exchange gains of €1,238 million primarily relating to the appreciation of the U.S. Dollar.

(11) Property, plant and equipment

	Balance at December 31, 2014	Additions	Depreciation	Translation differences	Divestitures and other changes	Balance at September 30, 2015
	(€ million)
Property, plant and equipment	26,408	4,334	(3,014)	(407)	(50)	27,271
Additions of €4,334 million for the nine months ended September 30, 2015 mainly related to the car mass-market operations. Negative translation differences of €407 million for the nine months ended September 30, 2015 arose primarily from the devaluation of the Brazilian Real against the Euro partially offset by the appreciation of the U.S. Dollar.
At September 30, 2015, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €1,975 million (€2,263 million at December 31, 2014).

(12) Inventories

	At September 30, 2015	At December 31, 2014
	(€ million)
Raw materials, supplies and finished goods	11,902	10,294
Gross amount due from customers for contract work	260	155
Total Inventories	12,162	10,449
Inventories increased by €1,713 million from December 31, 2014 in line with the trend in production and sales volumes for the period in the various markets in which the Group operates.
The amount of inventory write-downs recognized as an expense within Cost of sales during the nine months ended September 30, 2015 was €436 million (€258 million for the nine months ended September 30, 2014), which included the €53 million related to the write-down of inventory to the estimated net realizable value for vehicles affected by the explosions at the Port of Tianjin.
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector and can be analyzed as follows:

	At September 30, 2015	At December 31, 2014
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	2,362	1,817
Less: Progress billings	(2,372)	(1,914)
Construction contracts, net of advances on contract work	(10)	(97)
Gross amount due from customers for contract work as an asset	260	155
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	(270)	(252)
Construction contracts, net of advances on contract work	(10)	(97)

(13) Current receivables and Other current assets
The composition of the Current receivables and Other current assets was as follows:

	At September 30, 2015	At December 31, 2014
	(€ million)
Trade receivables	3,387	2,564
Receivables from financing activities	3,117	3,843
Current tax receivables	308	328
Other current assets:
Other current receivables	2,208	2,246
Accrued income and prepaid expenses	605	515
Total Other current assets	2,813	2,761
Total Current receivables and Other current assets	9,625	9,496

Receivables from financing activities included the following:

	At September 30, 2015	At December 31, 2014
	(€ million)
Dealer financing	1,477	2,313
Retail financing	1,072	1,039
Finance leases	363	349
Other	205	142
Total Receivables from financing activities	3,117	3,843
Receivables from financing activities at September 30, 2015 decreased by €726 million. Excluding translation exchange effects arising mainly from trends in the Brazilian Real rates to the Euro, Receivables from financing activities decreased by €406 million primarily as a result of the decreased lending portfolio of the financial services activities of the Group.
Transfer of assets
At September 30, 2015, the Group had receivables due after that date which had been transferred without recourse and which were derecognized amounting to €4,312 million (€4,511 million at December 31, 2014). The transfers related to trade receivables and other receivables for €3,523 million (€3,676 million at December 31, 2014) and financial receivables for €789 million (€835 million at December 31, 2014). These amounts include receivables of €2,698 million (€2,611 million at December 31, 2014), mainly due from the sales network, transferred to jointly controlled financial services companies (e.g. FCA Bank).

(14) Current financial assets and Other financial liabilities
These line items mainly consist of fair value measurement of derivative financial instruments and collateral deposits (held in connection with derivative transactions and debts). The overall change in Current financial assets (from €761 million at December 31, 2014 to €1,417 million at September 30, 2015) was mostly due to fluctuations in exchange rates, interest rates and commodity prices during the period.

(15) Cash and cash equivalents
At September 30, 2015, Cash and cash equivalents, amounting to €20,177 million (€22,840 million at December 31, 2014), included cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.
The Group holds a subsidiary which operates in Venezuela whose functional currency is the U.S. Dollar. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela. The cash and cash equivalents denominated in VEF amounted to €4.5 million (VEF 991 million) at September 30, 2015 and €123 million (VEF 1,785 million) at December 31, 2014. The reduction, in Euro terms, is essentially due to the adoption of the SIMADI exchange rate for the conversion of the VEF denominated monetary items. Refer to Note 25 for further discussion on Venezuelan currency regulations.

(16) Equity
Total shareholders' equity at September 30, 2015 increased by €816 million from December 31, 2014 primarily as a result of the increase in cumulative exchange differences on translating foreign operations and the increase in the cash flow hedge reserve.
Share capital
At September 30, 2015, fully paid-up share capital of FCA amounted to €17 million (€17 million at December 31, 2014) and consisted of 1,288,936,908 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,284,919,505 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2014).

Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ million)
Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:
Gains/(losses) on remeasurement of defined benefit plans	3	(1)	(64)	(19)
Total items that will not be reclassified to the Consolidated Income Statements (B1)	3	(1)	(64)	(19)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	253	(219)	68	(383)
Gains on cash flow hedging instruments reclassified to the Consolidated Income Statements	19	113	225	5
Gains/(losses) on cash flow hedging instruments	272	(106)	293	(378)
(Losses) on available-for-sale financial assets	(38)	(20)	(14)	(31)
Exchange differences on translating foreign operations	(298)	768	604	952
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(46)	22	(28)	29
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statements	(18)	3	(19)	11
Share of Other comprehensive income/(loss) for equity method investees	(64)	25	(47)	40

Total items that may be reclassified to the Consolidated Income Statements (B2)	(128)	667	836	583

Total Other comprehensive income/(loss) (B1)+(B2)=(B)	(125)	666	772	564
Tax effect	(74)	12	(55)	98
Total Other comprehensive income/(loss), net of tax	(199)	678	717	662
The tax effect relating to Other comprehensive income/(loss) was as follows:

	For the three months ended September 30,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(losses) on remeasurement of defined benefit plans	3	(1)	2	(1)	(13)	(14)
Gains/(losses) on cash flow hedging instruments	272	(73)	199	(106)	25	(81)
(Losses) on available-for-sale financial assets	(38)	—	(38)	(20)	—	(20)
Exchange (losses)/gains on translating foreign operations	(298)	—	(298)	768	—	768
Share of Other comprehensive income/(loss) for equity method investees	(64)	—	(64)	25	—	25
Total Other comprehensive income/(loss)	(125)	(74)	(199)	666	12	678

	For the nine months ended September 30,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
(Losses)/gains on remeasurement of defined benefit plans	(64)	32	(32)	(19)	(12)	(31)
Gains/(losses) on cash flow hedging instruments	293	(87)	206	(378)	110	(268)
(Losses) on available-for-sale financial assets	(14)	—	(14)	(31)	—	(31)
Exchange gains on translating foreign operations	604	—	604	952	—	952
Share of Other comprehensive income/(loss) for equity method investees	(47)	—	(47)	40	—	40
Total Other comprehensive income/(loss)	772	(55)	717	564	98	662
Non-controlling interest
Total non-controlling interest at September 30, 2015 of €357 million (€313 million at December 31, 2014) primarily related to the 10 percent interest held in Ferrari S.p.A.

(17) Share-based compensation
Stock Grant plans linked to ordinary shares
On April 4, 2012, the Shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7 million rights, which represented an equal number of ordinary shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced in 2015 through the issuance of new shares.
Changes in the Retention LTI Plan during the nine months ended September 30, 2015 were as follows:

	Number of shares	Average fair value at the grant date (€)
Outstanding shares unvested at January 1, 2015	2,333,334	4.205
Granted	—	—
Forfeited	—	—
Vested	(2,333,334)	4.205
Outstanding shares unvested at September 30, 2015	—	—
Nominal costs of €0.3 million were recognized during the nine months ended September 30, 2015 for this plan.

Performance Share Units
During the second quarter of 2015, FCA awarded a total of 14,166,100 Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan as described in Note 23 of the FCA Consolidated Financial Statements at December 31, 2014. The PSU awards, which represent the right to receive FCA shares, have financial performance goals covering a five-year period from 2014 to 2018. The performance goals include a net income target as well as total shareholder return (“TSR”), with each weighted at 50 percent and settled independently of the other. Half of the award will vest if the performance targets for the net income award (“PSU NI awards”) are met; whereas the remaining 50 percent of the PSUs, (“PSU TSR awards”), which are based on market conditions, have a payout scale ranging from 0 percent to 150 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 14.2 million shares. One third of total PSU award will vest in February 2017, a cumulative two-thirds in February 2018 and a cumulative 100 percent in February 2019 if the respective financial goals for the years 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved. None of the PSU awards were forfeited and none of the outstanding PSU awards had vested as of September 30, 2015.

Compensation cost will be recognized for the equity awards in the Consolidated Financial Statements over the requisite service period in accordance with IFRS 2 – Share-based payments.

The vesting of the PSU NI Awards will be determined by comparing the Group's net profit excluding unusual items compared to the net income targets established in the business plan that was published in May 2014. The performance period for the PSU NI Awards commenced on January 1, 2014.

Restricted Share Units
During the nine months ended September 30, 2015, FCA awarded 4,923,050 Restricted Share Units (“RSUs”) to certain key employees of the Company, which represent the right to receive FCA shares. These shares will vest in three equal tranches in February of 2017, 2018 and 2019. None of the outstanding RSU's were forfeited and none of the outstanding RSU's had vested as of September 30, 2015.

The total expense for the PSU and RSU awards that was recorded within Selling, general and administrative costs for the three and nine months ended September 30, 2015 was approximately €28 million and €34 million, respectively. As of September 30, 2015, we had unrecognized share-based compensation expense related to the non-vested PSU and RSU awards of approximately €211 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.4 years.

CEO - Special Recognition Award
On April 16, 2015, Shareholders approved a grant of 1,620,000 common shares to the Chief Executive Officer, which vested immediately. This grant was for recognition of the Chief Executive Officer's vision and guidance in the formation of Fiat Chrysler Automobiles N.V., which created significant value for the Company, its shareholders, stakeholders and employees. The weighted-average fair value of the shares at the grant date was U.S.$16.29 (€15.21), measured using FCA's share price on the grant date. A one-time expense charge of €24.6 million was recorded within Selling, general and administrative costs during the nine months ended September 30, 2015 related to this grant.

(18) Provisions

	At September 30, 2015	At December 31, 2014
	(€ million)
Employee benefits	10,350	9,592
Other provisions
Warranty provision	6,318	4,845
Restructuring provision	101	131
Investment provision	13	8
Other risks and charges	6,493	5,796
Total Other provisions	12,925	10,780
Total Provisions	23,275	20,372
Provisions for Employee benefits include provisions for both pension plans and other post-employment benefits.
Provisions for Other risk and charges amount to €6,493 million at September 30, 2015 (€5,796 million at December 31, 2014) and include provisions for sale incentives and for contractual, commercial and legal risks.
Warranty provision increased by €1,473 million in the nine months ended September 30, 2015, which was primarily driven by the net change of the warranty provision in the NAFTA segment of approximately €1,326 million, which included the change in estimate for estimated future recall campaign costs for the U.S. and Canada of €761 million related to vehicles sold in prior periods and €65 million related to vehicles sold during the three months ended September 30, 2015.

(19) Debt

	At September 30, 2015	At December 31, 2014
	(€ million)
Bonds	16,348	17,648
Borrowings from banks	12,171	12,751
Payables represented by securities	1,134	1,373
Asset-backed financing	179	469
Other debt	1,343	1,483
Total Debt	31,175	33,724
Total Debt decreased by €2,549 million at September 30, 2015 reflecting the repayment of two bonds at their respective maturity dates that had been issued under the Global Medium Term Note Program (“GMTN Program”), one for a principal amount of €1,500 million and another for a principal amount of CHF 425 million (€390 million), as well as a total of €288 million for payments including interest on the unsecured Canadian Health Care Trust Notes (“Canadian HCT Notes”), which also included the prepayment on the remaining payments on the Canada Health Care Trust Tranche A Note (“Canadian HCT Tranche A Note”). The decrease in total Debt was partially offset by the draw-down of the €600 million loan with the European Investment Bank (“EIB”) and SACE that was executed in June 2015 (described below). The issuance of the new unsecured senior debt securities by FCA in April 2015 (described below) for a total of €2.8 billion was primarily offset by the prepayment of FCA US's secured senior notes due June 15, 2019 of €2.5 billion. During the nine months ended September 30, 2015, medium and long-term loans (those expiring after twelve months) obtained by FCA amounted to €2,653 million, while medium and long-term loan repayments amounted to €3,508 million.

Bonds
In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) principal amount of 4.500% unsecured senior debt securities due April 15, 2020 (the “Initial 2020 Notes”) and U.S.$1.5 billion (€1.4 billion) principal amount of 5.250% unsecured senior debt securities due April 15, 2023 (the “Initial 2023 Notes”) at an issue price of 100 percent of their principal amount. The Initial 2020 Notes and the Initial 2023 Notes, collectively referred to as “the Initial Notes”, rank pari passu in right of payment with respect to all of FCA's existing and future senior unsecured indebtedness and senior in right of payment to any of FCA's future subordinated indebtedness and existing indebtedness, which is by its terms subordinated in right of payment to the Initial Notes.

On June 17, 2015, subject to the terms and conditions set forth in our prospectus, we commenced an offer to exchange up to $1.5 billion (€1.4 billion) aggregate principal amount of new 4.500% unsecured senior debt securities due 2020 registered under the Securities Act of 1933 (“2020 Notes”), for any and all of our outstanding Initial 2020 Notes issued on April 14, 2015, and up to $1.5 billion (€1.4 billion) aggregate principal amount of new 5.250% unsecured senior debt securities due 2023 registered under the Securities Act of 1933 (“2023 Notes”), for any and all of our outstanding Initial 2023 Notes issued on April 14, 2015. The 2020 Notes and the 2023 Notes, collectively referred to as “the Notes, were identical in all material respects to the Initial Notes, except that the Notes did not contain restrictions on transfer. The exchange offer expired on July 23, 2015. Substantially all of the Initial Notes were tendered for the Notes.

FCA will use the net proceeds from the offering of the Notes for general corporate purposes and the refinancing of the outstanding secured senior notes of FCA US. Debt issuance costs, arrangement fees and other direct costs were split evenly across the 2020 Notes and the 2023 Notes, were recorded as a reduction in the carrying value of the Notes and are amortized using the effective interest rate method over the respective life of the Notes. Beginning October 15, 2015, interest on the 2020 Notes and the 2023 Notes is payable semi-annually in April and October.

On May 14, 2015, FCA US prepaid its 8% secured senior notes due June 15, 2019 with an aggregate principal outstanding amount of U.S.$2,875 million (€2,518 million) at a price equal to the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated in accordance with the terms of the indenture. The redemption payment of U.S.$3.1 billion (€2.7 billion) was made with cash on hand at FCA US. In connection with the redemption, a charge of €51 million, which consisted of the “make-whole” premium and the write-off of the remaining unamortized debt issuance premium was recorded as a loss on extinguishment of debt within Net financial expenses in the Consolidated Income Statements.

The principal bond issues outstanding at September 30, 2015 and December 31, 2014 were as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	September 30, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875%	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000%	September 7, 2015	—	353
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250%	November 23, 2016	367	333
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000%	November 22, 2017	412	374
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125%	September 30, 2019	229	208
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750%	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750%	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,315	12,075
Other bonds:
FCA US (Secured Senior Notes) (3)	U.S.$	2,875	8.000%	June 15, 2019	—	2,368
FCA US (Secured Senior Notes) (3)	U.S.$	3,080	8.250%	June 15, 2021	2,749	2,537
FCA (4)	U.S.$	1,500	4.500%	April 15, 2020	1,339	—
FCA (4)	U.S.$	1,500	5.250%	April 15, 2023	1,339	—
Total other bonds					5,427	4,905
Hedging effect and amortized cost valuation					606	668
Total bonds					16,348	17,648
__________________________
(1) Bond for which a listing on the Irish Stock Exchange was obtained.
(2) Bond for which a listing on the SIX Swiss Exchange was obtained.
(3) The notes due 2019 and the notes due 2021 Notes are collectively referred to as “Secured Senior Notes.”
(4) The 2020 Notes and 2023 Notes are collectively referred to as the “Notes”; listing on the Irish Stock Exchange was obtained.

Notes Issued Under The GMTN Program
Certain bonds issued by the Group, excluding FCA US, are currently governed by the terms and conditions of the Global Medium Term Note Program (“GMTN Program”). A maximum of €20 billion may be used under this program, of which notes of approximately €10.3 billion have been issued and are outstanding at September 30, 2015 (€12.1 billion at December 31, 2014). The GMTN Program is guaranteed by FCA, which may from time to time buy back bonds in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions. Changes in Global Medium Term Notes during the nine months ended September 30, 2015 were mainly due to the repayment of two bonds at their respective maturity dates that had been issued by Fiat Chrysler Finance Europe S.A, one with a principal value of €1,500 million and one with a principal value of CHF 425 million (€390 million).
Borrowings from banks
At September 30, 2015, Borrowings from banks included €2,788 million (€2,587 million at December 31, 2014), which includes accrued interest, on the U.S.$3,250 million (€2,902 million) outstanding term loan of FCA US (“Tranche B Term Loan due 2017”) and €1,532 million (€1,421 million at December 31, 2014), which includes accrued interest, on the U.S.$1,750 million (€1,563 million) outstanding term loan of FCA US (“Tranche B Term Loan due 2018”). The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the U.S.$1.3 billion (€1.2 billion) FCA US secured revolving credit facility (“FCA US RCF”) maturing in May 2016 and which remains undrawn at September 30, 2015, are collectively referred to as the “Senior Credit Facilities.”
In June 2015, FCA entered into a new €5.0 billion syndicated revolving credit facility (“RCF”). The RCF, which is for general corporate purposes and working capital needs of the Group, replaces and expands the €2.1 billion three-year revolving credit facility entered into by FCA on June 21, 2013 and will replace the U.S.$1.3 billion five-year revolving credit facility of FCA US that will expire on May 24, 2016. The RCF is available in two tranches. As of September 30, 2015, the first tranche of €2.5 billion was available and was undrawn. The first tranche matures in July 2018 and has two extension options (1-year and 11-month, respectively) which are exercisable on the first and second anniversary of signing. The second tranche, which consists of an additional €2.5 billion, matures in June 2020 and will be available upon termination of the FCA US revolving credit facility and the elimination of the restrictions under certain of FCA US's financing documentation on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group (refer to Note 27 of the Consolidated Financial Statements at December 31, 2014 for more detail on the restrictions). The covenants of the RCF include financial covenants (Net Debt/Adjusted EBITDA and Adjusted EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement of early repayment of the outstanding loans.
On June 29, 2015, FCA, the European Investment Bank (“EIB”) and SACE finalized a €600 million loan earmarked to support the Group's automotive research, development and production plans for 2015 to 2017 which includes studies for efficient vehicle technologies for vehicle safety and new vehicle architectures. The three-year loan due July 2018 provided by EIB, which is also 50 percent guaranteed by SACE, relates to FCA's production and research and development sites in both northern and southern Italy. The loan was drawn in full at September 30, 2015.

On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$900 million (approximately €0.8 billion) non-revolving loan agreement (“Mexico Bank Loan”), maturing on March 20, 2022. On March 20, 2015, FCA Mexico received an initial disbursement of U.S.$500 million (€0.4 billion at September 30, 2015), which bears interest at one-month LIBOR plus 3.35 percent per annum. Effective July 20, 2015, we extended the disbursement term of the Mexico Bank Loan through September 20, 2016, during which time the remaining U.S.$400 million (€0.4 billion) is available for disbursement, subject to meeting certain preconditions for additional disbursements and a commitment fee of 0.50 percent per annum on the undisbursed balance. Principal payments are due on the loan in seventeen equal quarterly installments based on the total amount of all disbursements made under the loan agreement, beginning March 20, 2018, and interest is paid monthly throughout the term of the loan. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. The Group may not prepay all or any portion of the loan prior to the 18-month anniversary of the effective date of the loan agreement. The proceeds of this transaction were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. In connection with the prepayment of the Mexican development bank credit facilities, a non-cash charge of €9 million was recorded within Net financial expenses for the nine months ended September 30, 2015 reflecting the write-off of the remaining unamortized debt issuance costs.
Committed revolving facilities currently available to the treasury companies of the Group (excluding FCA US) amount to approximately €4.8 billion at September 30, 2015 (€3.3 billion at December 31, 2014), of which approximately €3.3 billion was undrawn at September 30, 2015 (€2.1 billion at December 31, 2014) which includes the €2.5 billion related to the new syndicated RCF entered into in June 2015. FCA US has access to the $1.3 billion (€1.2 billion) secured revolving credit facility, expiring in May 2016, which was undrawn at September 30, 2015.
In addition to the undisbursed €0.4 billion on the Mexico Bank Loan, the operating entities of the Group have other committed credit lines available to fund scheduled investments of which approximately €0.4 billion was undrawn at September 30, 2015 (€0.9 billion at December 31, 2014).
Payables represented by securities
At September 30, 2015, the Group's Payables represented by securities primarily included the unsecured Canadian HCT Notes totaling approximately €360 million, including accrued interest (€651 million at December 31, 2014, including accrued interest). During the nine months ended September 30, 2015, FCA US's Canadian subsidiary made payments on the Canadian HCT Notes, which included prepayments on the remaining scheduled payments due on the Canada HCT Tranche A Note and accrued interest, totaling €288 million. The prepayment on the Canadian HCT Tranche A Note that was made on July 31, 2015 resulted in a €16 million gain on extinguishment of debt that was recorded within Net financial expenses within the Interim Condensed Consolidated Income Statement during the three and nine months ended September 30, 2015.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet derecognition requirements and are recognized as assets in the Consolidated Statements of Financial Position under Current receivables and Other current assets (Note 13). Asset-backed financing decreased by €290 million during the nine months ended September 30, 2015 and at September 30, 2015, the Group's assets include current receivables to settle Asset-backed financing of €179 million (€469 million at December 31, 2014).
At September 30, 2015, debt secured by assets of the Group (excluding FCA US) amounts to €746 million (€777 million at December 31, 2014), of which €376 million (€379 million at December 31, 2014) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.
At September 30, 2015, debt secured by assets of FCA US amounts to €8,035 million (€9,881 million at December 31, 2014) and includes €7,229 million (€9,093 million at December 31, 2014) relating to the Secured Senior Notes and the Senior Credit Facilities and €239 million (€251 million at December 31, 2014) due to creditors for assets acquired under finance leases and other debt and financial commitments for €567 million (€537 million at December 31, 2014).

(20) Other current liabilities
Other current liabilities consisted of the following:

	At September 30, 2015	At December 31, 2014
	(€ million)
Advances on buy-back agreements	3,088	2,571
Indirect tax payables	1,212	1,495
Accrued expenses and deferred income	3,376	2,992
Payables to personnel	985	932
Social security payables	323	338
Amounts due to customers for contract work	270	252
Other	2,623	2,915
Total Other current liabilities	11,877	11,495
On January 21, 2015, the second installment payment of approximately €155 million (U.S.$175 million) was made in accordance with the MOU entered into with the UAW.

(21) Fair value measurement
The carrying amounts of the Group's assets and liabilities approximated fair value as of September 30, 2015 and December 31, 2014. Our estimates of the fair values were determined using available market information and appropriate valuation methods. As these amounts are estimates, the use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. There were no changes in fair valuation techniques during the period and the Group continues to follow the valuation techniques described in Note 30 of the FCA Consolidated Financial Statements at December 31, 2014. Proper classification of fair value measurements within the valuation hierarchy is considered at each reporting period.
IFRS 13 - Fair Value Measurement establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2015 and at December 31, 2014:

		At September 30, 2015				At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)				(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income		96	14	—	110	110	14	—	124
Other non-current securities		37	—	23	60	45	—	22	67
Current securities available-for-sale		24	—	—	24	30	—	—	30
Financial assets at fair value held-for-trading:
Current investments		44	—	—	44	36	—	—	36
Current securities held for trading		207	—	—	207	180	—	—	180
Other financial assets	(14)	37	1,104	1	1,142	38	473	4	515
Cash and cash equivalents	(15)	17,624	2,553	—	20,177	20,804	2,036	—	22,840
Total Assets		18,069	3,671	24	21,764	21,243	2,523	26	23,792
Other financial liabilities	(14)	—	644	25	669	—	740	8	748
Total Liabilities		—	644	25	669	—	740	8	748
During the nine months ended September 30, 2015 and 2014, there were no transfers between levels of the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which primarily consist of bank current accounts and time deposits, certificates of deposit, commercial paper, bankers' acceptances and money market funds, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (represented in Level 2).

The following tables provide a reconciliation for the changes in items measured at fair value and categorized as Level 3 in the three months ended September 30, 2015 and 2014 and the nine months ended September 30, 2015 and 2014. Unrealized gains and losses relating to assets and liabilities held at the end of the reporting period were not material.

	For the three months ended September 30,
	2015		2014
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At June 30,	23	(28)	12	14
Gains /(losses) recognized in the Consolidated Income Statement(1)	1	(2)	—	4
(Losses) recognized in Other comprehensive income/(loss)(2)	(1)	(5)	—	(17)
Issues/(Settlements)	—	11	—	(5)
At September 30,	23	(24)	12	(4)
__________________________
(1) The gains/(losses) are recognized in Net financial expenses (€1 million) and Cost of sales (-€2 million) in the accompanying Consolidated Income Statements for the three months ended September 30, 2015; the gains are recognized in Cost of sales in the accompanying Consolidated Income Statements for the three months ended September 30, 2014.
(2) The (losses) are recognized in Other comprehensive income/(loss) have been included in Cash flow hedge reserves for the three months ended September 30, 2015 and 2014.

	For the nine months ended September 30,
	2015		2014
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At December 31,	22	(4)	12	2
(Losses)/gains recognized in the Consolidated Income Statement(1)	(1)	(2)	—	10
Gains/(losses) recognized in Other comprehensive income/(loss)(2)	2	(32)	—	(3)
Issues/(Settlements)	—	14	—	(13)
At September 30,	23	(24)	12	(4)
__________________________
(1) The (losses) are recognized in Net financial expenses (-€1 million) and Cost of sales (-€2 million) in the accompanying Consolidated Income Statements for the nine months ended September 30, 2015; the gains are recognized in the Cost of sales in the accompanying Consolidated Income Statements for the nine months ended September 30, 2014.
(2) The gains/(losses) are recognized in Other comprehensive income have been included in Currency translation differences (€2 million) and Cash flow hedge reserves (-€32 million) for the nine months ended September 30, 2015; the (losses) recognized in Other comprehensive income/(loss) have been included in Cash flow hedge reserves for the nine months ended September 30, 2014.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.

The following table represents the carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2015		At December 31, 2014
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		1,477	1,475	2,313	2,312
Retail financing		1,072	1,065	1,039	1,032
Finance lease		363	364	349	351
Other receivables from financing activities		205	205	142	142
Receivables from financing activities	(13)	3,117	3,109	3,843	3,837
Asset backed financing		179	179	469	469
Bonds		16,348	16,646	17,648	18,794
Other debt		14,648	14,681	15,607	15,685
Debt	(19)	31,175	31,506	33,724	34,948
The fair values of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Bonds that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Bonds for which such prices are not available (valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities), which are primarily the FCA US Secured Senior Notes, are categorized as Level 2. At September 30, 2015, €13,648 million and €2,998 million of Bonds were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group's non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized within Level 3 of the fair value hierarchy. At September 30, 2015, €12,576 million and €2,105 million of Other Debt was classified within Level 2 and Level 3, respectively.

(22) Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to the Exor group (the largest shareholder of FCA through its 29.16 percent common shares shareholding interest and 44.27 percent voting power at September 30, 2015). Related parties also include CNH Industrial N.V., (“CNHI”), unconsolidated subsidiaries, associates or joint ventures of the Group. In addition, members of the FCA Board of Directors, Statutory Auditors (through the merger of Fiat into FCA which occurred on October 12, 2014) and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with unconsolidated subsidiaries, joint ventures, associates and other related parties are primarily those of a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; these transactions primarily relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the purchase of vehicles, the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co. Ltd;

•	the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas; and

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI.
The most significant financial transactions with related parties generate Receivables from financing activities of the Group's financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement.
The amounts of the transactions with related parties recognized were as follows:

	For the nine months ended September 30, 2015				For the nine months ended September 30, 2014
	Net revenues	Cost of sales	Selling, general and administrative costs	Financial income/ (expenses)	Net revenues	Cost of sales	Selling, general and administrative costs	Financial income/ (expenses)
	(€ million)
Total joint arrangements and associates	2,730	1,181	13	(22)	1,335	875	15	(21)
CNHI	433	327	—	—	475	373	—	—
Other (including compensation for Directors and Key management)	48	10	97	1	36	8	56	(1)
Total transactions with related parties	3,211	1,518	110	(21)	1,846	1,256	71	(22)

Non-financial assets and liabilities originating from related party transactions were as follows:

	At September 30, 2015				At December 31, 2014
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Total joint arrangements and associates	333	264	1	260	222	431	6	121
CNHI	77	53	25	10	49	24	23	8
Other	24	16	2	1	31	20	2	2
Total for related parties	434	333	28	271	302	475	31	131
Financial assets and liabilities originating from related party transactions were as follows:

	At September 30, 2015			At December 31, 2014
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
Total joint arrangements and associates	86	77	29	132	100	17
CNHI	5	—	—	6	—	—
Other	41	—	28	24	—	30
Total for related parties	132	77	57	162	100	47
Commitments and Guarantees pledged in favor of related parties
Guarantees pledged in favor of related parties were as follows:

	At September 30, 2015	At December 31, 2014
	(€ million)
Joint ventures	4	11
Unconsolidated subsidiaries	—	1
Total related parties guarantees	4	12
Emoluments to Directors, Statutory Auditors and Key Management

    Refer to Note 17 for information related to the special recognition award granted to the Chief Executive Officer on April 16, 2015 and the PSUs and RSUs awarded to certain key employees.

(23) Guarantees granted, commitments and contingent liabilities
Guarantees granted
At September 30, 2015, the Group had pledged guarantees on the debt or commitments of third parties totaling €24 million (€27 million at December 31, 2014), as well as guarantees of €4 million on related party debt (€12 million at December 31, 2014).
Other commitments, arrangements and contractual rights
GAC Group
During the three months ended September 30, 2015, the Group committed to contributing a total 1.3 billion Renminbi (“RMB”) (approximately €186 million) to our joint venture with Guangzhou Automobile Group Co., Ltd. ("GAC Group"), which is localizing the production of Jeep vehicles for the Chinese market.
UAW Labor Agreement
A four-year national collective bargaining agreement with the UAW was signed on October 22, 2015. Refer to Note 26 for additional detail.
Italian Labor Agreement
In April, 2015, a new four-year compensation agreement was signed by FCA companies in Italy within the automobiles business. The new compensation agreement was subsequently included into the new labor agreement and was extended to all FCA companies in Italy on July 7, 2015.
The compensation arrangement was effective retrospectively from January 1, 2015 through to December 31, 2018 and incentivizes all employees toward achievement of the productivity, quality and profitability targets established in the 2015-2018 period of the 2014-2018 business plan developed in May 2014 by adding two additional elements to base pay:

•	an annual bonus calculated on the basis of production efficiencies achieved and maintaining World Class Manufacturing (“WCM”) audit status, and

•
a variable component linked to achievement of the financial targets established in the 2015-2018 period of the 2014-2018 business plan (“Business Plan Bonus”) for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati. A portion of the Business Plan Bonus is a guaranteed amount based on employees' base salaries and is paid over four years in quarterly installments, while the remaining portion is to be paid in March 2019 to active employees as of December 31, 2018, with at least two years of service during 2015 through 2018.

During the three and nine months ended September 30, 2015, approximately €25 million and €75 million, respectively, was recorded as an expense in respect of the compensation agreement, which includes both the guaranteed amount as employees render the services and an estimate of the variable components with costs being accrued over the relevant service period.

Other Agreements

In January 2015, the Group granted Mercurio a put option as a result of the merger agreement described above within the Scope of Consolidation section.
The Group's other commitments and contractual rights from existing agreements are described in more detail in Note 33 of the FCA Consolidated Financial Statements at December 31, 2014 and primarily include commitments and contractual rights related to:

•	Sevel S.p.A. (a wholly owned subsidiary) cooperation agreement with Peugeot-Citroen SA (“PSA”);

•	FCA US's repurchase obligations resulting from wholesale financing agreements in Mexico; and

•	the Group's unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions.

Contingent liabilities
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. The outcome of any proceedings cannot be predicted with certainty. These proceedings seek recovery for damage to property, personal injuries and in some cases include a claim for exemplary or punitive damage. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers' compensation payments and could affect the Group's financial position and results.
Litigation
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S. (“the Court”), with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€138 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€36 million).

FCA US believes the jury verdict was not supported by the evidence or the law. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US submitted extensive data to NHTSA validating that the vehicle performs as well as, or better than, peer vehicles in impact studies, and nothing revealed in the trial altered this data. During the trial, however, FCA US was not allowed to introduce all the data previously provided to NHTSA, which demonstrated that the vehicle's fuel system is not defective.

On August 10, 2015, FCA US filed a notice of appeal with the Georgia Court of Appeals. While a decision by an appellate court could affirm the judgment, FCA US believes it is more likely that the verdict will be overturned, that a new trial will be ordered or that the amount of the judgment will be further modified. FCA US does not, therefore, believe a loss is probable at the present time. The amount of the possible loss cannot reasonably be estimated at this time given that FCA US is in the early stages of what could be a lengthy appellate process, and the range of possible outcomes is between zero (as the verdict could be overturned or the award could be reduced to an immaterial amount) and the current judgment of U.S.$40 million (€36 million).

(24) Segment reporting
The Group's activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari, Maserati and the Components segment as discussed below.
The Group's four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group also operates on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector, the Group has two reportable segments: Ferrari and Maserati. In the components sector, the Group has the following three operating segments: Magneti Marelli, Teksid and Comau which did not meet the quantitative thresholds required in IFRS 8 - Operating Segments for separate disclosure. Therefore, based on their characteristics and similarities, the three operating segments within the components sector are presented within the reportable segment “Components”.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 - Operating Segments, the related information is not provided.

Details of the Interim Condensed Consolidated Income Statements by segment for the three months ended September 30, 2015 and 2014 were as follows:

	Car Mass-Market brands
Three months ended September 30, 2015	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	17,704	1,515	842	4,611	723	516	2,348	213	(1,004)	27,468
Revenues from transactions with other segments	(4)	(52)	(6)	(3)	(40)	(2)	(781)	(116)	1,004	—
Revenues from external customers	17,700	1,463	836	4,608	683	514	1,567	97	—	27,468

Adjusted EBIT	1,186	28	(83)	20	140	12	98	(48)	(50)	1,303
Change in estimate for future recall campaign (costs)	(761)	—	—	—	—	—	—	—	—	(761)
Port of Tianjin, China explosions (cost)	—	—	(142)	—	—	—	—	—	—	(142)
Gains/(losses) on the disposal of investments	—	—	—	—	6	—	—	—	(6)	—
Impairment (expense)	—	—	—	—	—	—	—	—	(11)	(11)
Restructuring (costs)	—	(6)	—	—	—	—	(8)	—	1	(13)
Other income/(expenses)	(9)	—	(1)	1	(5)	—	(2)	(1)	1	(16)
EBIT										360

Net financial expenses										620
Loss before taxes										(260)
Tax expense										39
Net loss										(299)

	Car Mass-Market brands
Three months ended September 30, 2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	13,134	2,162	1,578	4,080	662	652	2,086	200	(1,001)	23,553
Revenues from transactions with other segments	(44)	(27)	—	(154)	(67)	(1)	(598)	(110)	1,001	—
Revenues from external customers	13,090	2,135	1,578	3,926	595	651	1,488	90	—	23,553

Adjusted EBIT	554	62	169	(59)	104	90	59	(8)	(3)	968
Venezuela (charge) from adoption of new exchange rate	—	(6)	—	—	—	—	—	—	—	(6)
Impairment (expense)	—	—	—	(4)	—	—	(2)	—	—	(6)
Gains on the disposal of investments	—	—	—	—	—	—	—	3	—	3
Restructuring (costs)/reversal	—	(7)	—	(1)	—	—	(9)	1	1	(15)
Other income/(expenses)	(5)	2	—	1	(15)	—	—	—	(1)	(18)
EBIT										926

Net financial expenses										511
Profit before taxes										415
Tax expense										227
Net profit										188

Details of the Interim Condensed Consolidated Income Statements by segment for the nine months ended September 30, 2015 and 2014 were as follows:

	Car Mass-Market brands
Nine months ended September 30, 2015	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	51,067	4,917	3,877	14,765	2,110	1,649	7,332	621	(3,246)	83,092
Revenues from transactions with other segments	(20)	(133)	(17)	(222)	(146)	(5)	(2,364)	(339)	3,246	—
Revenues from external customers	51,047	4,784	3,860	14,543	1,964	1,644	4,968	282	—	83,092

Adjusted EBIT	3,114	(116)	29	102	364	91	262	(109)	(109)	3,628
Change in estimate for future recall campaign (costs)	(761)	—	—	—	—	—	—	—	—	(761)
Port of Tianjin, China explosions (cost)	—	—	(142)	—	—	—	—	—	—	(142)
Venezuela (charge) from adoption of new exchange rate	—	(80)	—	—	—	—	—	—	—	(80)
NHTSA (charge)	(81)	—	—	—	—	—	—	—	—	(81)
Gains/(losses) on the disposal of investments	—	—	—	—	6	—	—	—	(6)	—
Impairment (expense)	—	—	(1)	—	—	(3)	—	—	(11)	(15)
Restructuring (costs)/reversal	7	(17)	—	—	—	—	(16)	—	1	(25)
Other income/(expenses)	(9)	—	(1)	—	(11)	—	(2)	(1)	—	(24)
EBIT										2,500

Net financial expenses										1,853
Profit before taxes										647
Tax expense										521
Net profit										126

	Car Mass-Market brands
Nine months ended September 30, 2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	37,124	6,315	4,597	13,031	2,011	2,039	6,240	602	(2,953)	69,006
Revenues from transactions with other segments	(104)	(55)	(1)	(424)	(192)	(3)	(1,857)	(317)	2,953	—
Revenues from external customers	37,020	6,260	4,596	12,607	1,819	2,036	4,383	285	—	69,006

Adjusted EBIT	1,529	169	414	(131)	289	210	172	(49)	(12)	2,591
Venezuela (charge) from adoption of new exchange rate	—	(98)	—	—	—	—	—	—	—	(98)
Gains on the disposal of investments	—	7	—	—	—	—	—	4	—	11
Impairment (expense)	—	—	(4)	(10)	—	—	(3)	—	—	(17)
Restructuring (costs)/reversal	4	(16)	—	(1)	—	—	(15)	5	—	(23)
Other income/(expenses)(1)	(503)	2	—	1	(15)	—	(4)	—	212	(307)
EBIT										2,157

Net financial expenses										1,510
Profit before taxes										647
Tax expense										435
Net profit										212
_______________________
(1) Primarily comprised of the one-off charge of €495 million in connection with the UAW MOU entered into by FCA US in January 2014 and the non-taxable gain of €223 million on the fair value remeasurement of the previously exercised options in connection with the acquisition of FCA US.

(25) Venezuela Currency Regulations and Devaluation
On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System (the “SIMADI” exchange rate) with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 VEF to U.S. Dollar for individuals and entities in the private sector. In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the “SICAD”) with a rate starting at 12.0 VEF to U.S. Dollar. As of March 31, 2015, the SICAD exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar, as such, it was deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollar for the first quarter 2015. Refer to the FCA Consolidated Financial Statements at December 31, 2014 for additional details regarding the SICAD I and SICAD II exchange rates.

Due to the continuing deterioration of the economic conditions in Venezuela, as of June 30, 2015 we came to believe that it is unlikely that the majority of our future transactions to exchange VEF to U.S. Dollar will be at the SICAD rate. Rather, we have determined that the SIMADI exchange rate is the most appropriate rate to use based on the volume of VEF to U.S. Dollar exchange transactions that have occurred in Venezuela utilizing the SIMADI exchange rate as compared to the SICAD. As a result of adopting the SIMADI exchange rate at June 30, 2015, we recorded a remeasurement charge on our VEF denominated net monetary assets, including cash and cash equivalents in Venezuela of €53 million using an exchange rate of 197.3 VEF per U.S. Dollar. In addition to the remeasurement charge, we recorded €27 million for the write-down of inventory in Venezuela to the lower of cost or net realizable value, as due to pricing controls, we are unable to increase the VEF sales price in Venezuela to compensate for the devaluation. As of September 30, 2015, the SIMADI exchange rate of 199 VEF per U.S. Dollar did not result in the recording of material charges during the three months ended September 30, 2015. The total charge of €80 million was recorded in Cost of Sales for the nine months ended September 30, 2015.

During the nine months ended September 30, 2014, we recorded a remeasurement charge of €98 million within Cost of Sales resulting from our initial adoption of the SICAD I exchange rate to remeasure our VEF denominated net monetary assets.

(26) Subsequent events
Ferrari N.V. initial public offering

On October 26, 2015, Ferrari N.V. completed its initial public offering ("IPO") in which FCA sold 18,892,150 Ferrari N.V. common shares (or approximately 10 percent) and received net proceeds of approximately €0.9 billion. Immediately following this offering, FCA owned approximately 80 percent of Ferrari N.V. common shares, Piero Ferrari owned 10 percent of common shares and public shareholders owned the remaining approximately 10 percent of common shares.
In October 2015, in connection with the IPO and in preparation for the spin-off of Ferrari, FCA carried out an internal corporate restructuring of Ferrari. As part of this reorganization, FCA transferred its shares of Ferrari S.p.A. to Ferrari N.V., a subsidiary of FCA, and provided a capital contribution to Ferrari N.V. while Ferrari N.V. issued a note payable to FCA in the amount of €2.8 billion (the “FCA Note”)(1).  As a result and in connection with the transactions in which Piero Ferrari exchanged his Ferrari S.p.A. shares for Ferrari N.V. shares, FCA paid €280 million to Piero Ferrari.

Extraordinary General Meeting of Shareholders of FCA (“EGM”) to approve the Demerger of Ferrari

On October 22, 2015, FCA published the agenda and explanatory notes for the EGM that is to be held on December 3, 2015. The EGM is scheduled to approve a demerger pursuant to which FCA would transfer all of the shares held by it in Ferrari N.V. to FE Interim B.V., a newly-formed Dutch company, with FE Interim B.V. issuing common shares and special voting shares to holders of FCA’s corresponding shares (“Demerger”). The Demerger is part of a series of transactions intended to separate FCA’s remaining ownership interest in Ferrari N.V. and to distribute that ownership interest to holders of FCA shares and mandatory convertible securities.

(1) The FCA Note is eliminated in consolidation and does not have an effect on the Group’s consolidated debt prior to the Ferrari spin-off

UAW agreement

On October 22, 2015, FCA US and the UAW signed a new four-year national collective bargaining agreement, which will expire in September 2019. The provisions of the new agreement continue certain opportunities for success-based compensation upon meeting certain quality and financial performance metrics. The agreement closes the pay gap between “Traditional” and “In-progression” employees over an eight year period and will continue to provide UAW-represented employees with a simplified adjusted profit sharing plan. The adjusted profit sharing plan will be effective for the 2016 plan year and is directly aligned with NAFTA profitability. The agreement includes lump-sum payments in lieu of further wage increases of primarily $4,000 for “Traditional” employees and $3,000 for “In-progression” employees totaling approximately $141 million (€126 million) that will be paid to UAW members on November 6, 2015. These payments will be amortized ratably over the four-year labor agreement period.

GAC Group
A total of RMB 700 million (€100 million) was contributed to our joint venture with GAC Group on October 28, 2015. The Group's ownership percentage remained unchanged at 50 percent.